



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

Toyota Motor Corporation
(Translation of Registrant's Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Materials Contained in this Report:

1. English translation of the Japanese-language Notice of Convocation for the FY2002 ordinary shareholders' meeting.

2. English translation of a press release, dated June 24, 2002, announcing the scheduled dissolution of a wholly-owned subsidiary, Life Enrichment Technology & Systems Corp.

3. English translation of the Japanese-language notice of resolutions adopted at the ordinary shareholders' meeting on June 26, 2002.

4. English translation of a press release dated June 26, 2002, announcing the terms of share acquisition rights to be issued in connection with the grant of stock options.

5. Executive summary of the Japanese-language Business Report sent to the registrant's shareholders on June 26, 2002.

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

   Japanese Business Report (for the registrant's 98th period from April 1, 2001 through March 31, 2002) sent to shareholders in Japan on June 26, 2002, consisting of 16 small pages (including cover pages). The report included the following sections:

   I. Message to shareholders from Chairman Okuda and President Cho, including a brief discussion of dividend payments for the period

   II. Graphic presentation of five-year history of changes in unconsolidated and consolidated unit sales, net sales, net income, and net income per share

   III. Topics section describing in sequence major developments and product introductions for each quarterly period

   IV. Photographic presentation of major new products

   V. Photographic presentation of the registrant's Formula One project

   VI. Summary of unconsolidated financial statements including statements of income, appropriation of retained earnings and balance sheets

   VII. Summary of consolidated financial statements including statements of income and balance sheets

   VIII. Shareholder information

   IX. List of directors and corporate auditors

   X. Back cover setting forth addresses and other general information

6. Executive summary of the Japanese-language Securities Report submitted to the Chief of the Kanto Financial Bureau of the Ministry of Finance of Japan on June 27, 2002.

(All financial information has been prepared in accordance with generally accepted accounting principles in Japan)

Japanese Securities Report for the fiscal year from April 1, 2001 through March 31, 2002 pursuant to Article 24, paragraph 1 of the Securities Exchange Act of Japan and submitted to the Chief of the Kanto Financial Bureau of the Ministry of Finance of Japan on June 27, 2002, consisting of 117 pages (including cover), which includes the following:

I. Corporate information

A. Corporate overview
1. Five-year history of changes in major business indices
2. History of the company and its associated companies
3. Overview of business
4. Associated companies
5. Employee information

B. Business
1. Business results
2. Production, orders and sales
3. Management issues
4. Material contracts
5. Research and development

C. Capital assets
1. Overview of capital expenditure
2. Important capital assets
3. Plans for new projects and disposition of projects

D. Company information
1. Share information
    a. Total number of shares
    b. Stock acquisition rights
    c. Number of shares outstanding, changes in capital stock
    d. Shareholder information
    e. Major shareholders
    f. Voting rights
    g. Stock options
2. Share repurchases
3. Dividend policy
4. Changes in share price
5. Directors and corporate auditors

E. Financial information

Report of independent accountants

1. Consolidated financial information
    a. Audited consolidated financial statements
        - Consolidated balance sheets
        - Consolidated statements of income
        - Consolidated statements of retained earnings
        - Consolidated statements of cash flows
          (together with significant accounting policies and notes to consolidated financial statements)
        - Segment information
        - Supplementary statements
    b. Other (brief description of current litigation)

Report of independent accountants

2. Unconsolidated financial information
    a. Audited unconsolidated financial statements
        - Unconsolidated balance sheets
        - Unconsolidated statements of income
        - Appropriation of unconsolidated retained earnings
          (together with significant accounting policies and notes to unconsolidated financial statements)
        - Supplementary statements
    b. Major assets and liabilities
    c. Other (brief description of current litigation)

F. Share handling information

G. Reference materials

II. Information on guarantors (none)

The registrant sent copies of the report to the following stock exchanges:

- Tokyo Stock Exchange, Inc.
- Nagoya Stock Exchange, Inc.
- Osaka Securities Exchange Co., Ltd.
- Fukuoka Stock Exchange
- Sapporo Securities Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By: 

Name: Takanori Matsuo
Title: General Manager, Accounting Division

Date: June 27, 2002

Exhibit 1

June 10, 2002

To All Shareholders:

President Fujio Cho
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Convocation of FY2002 Ordinary General Shareholders' Meeting

(All financial information has been prepared in accordance with generally accepted accounting principles in Japan)
English translation from the original Japanese-language document

Dear Shareholder,

Please refer to the following for information about the upcoming FY2002 Ordinary General Shareholders' Meeting. We hope that you will be able to attend this Meeting.

If you are unable to attend the Meeting, we would appreciate it if you could find the time from your busy schedule to vote "yes" or "no" on the enclosed ballot form, sign the form, and return it to us after reviewing the enclosed documents. Thank you very much for your assistance.

Sincerely yours,

Fujio Cho

1. Date and time: June 26, 2002 (Wednesday), 10:00 AM

2. Venue: Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture
(As the General Shareholders' Meeting will be held at a different venue from last year, please refer to the attached "Map to General Shareholders' Meeting Place" in order to avoid confusion.)

3. Meeting Agenda

Report:

Reports on Business Review, balance sheet and statement of income for the FY2002 term (covering April 1, 2001 through March 31, 2002)

Resolutions:

Proposed Resolution 1: Approval of Proposed Appropriation of Retained Earnings

Proposed Resolution 2: Amendment of the Articles of Incorporation
A summary of this resolution appears among the "Reference Documents Pertaining to Exercise of Voting Rights," on pages 25-28 to follow.

Proposed Resolution 3: Election of 58 Directors due to Term Expiration

Proposed Resolution 4: Election of 1 Corporate Auditor

Proposed Resolution 5: Issue of Share Acquisition Rights without Consideration to Directors and Employees, etc., of Toyota Motor Corporation and its Affiliates
A summary of this resolution appears among the "Reference Documents Pertaining to Exercise of Voting Rights," on pages 39-40 to follow.

Proposed Resolution 6: Repurchase of Shares
A summary of this resolution appears among the "Reference Documents Pertaining to Exercise of Voting Rights," on page 41 to follow.

Proposed Resolution 7: Award of Bonus Payments to Retiring Members of Directors

Note: If you decide to attend the meeting in person, we would appreciate it if you would submit the enclosed voting ballot to the reception desk as your admission pass. Thank you.

(Attachment)

Business Review

(Fiscal Year under review: April 1, 2001 through March 31, 2002)

1. Outlook on Operation

(1) Progress and Achievement in Operation

During FY2002, the overall Japanese economy remained to experience difficulties as exemplified by continued sluggish consumer spending, while inventory adjustments progressed among the manufacturing industry, showing signs of economic recovery. Meanwhile, overseas, the U.S. economy showed some signs of recovery such as in customer spending, while the European economy further slowed down.

In such situation, TMC has been making an effort to develop attractive products by concentrating its cutting-edge technologies in order to satisfy its customers worldwide.

During FY2002, the Camry, marketed in over 100 countries, underwent a complete remodeling and was re-launched as a world sedan that boasts the world's top performance in its class. In addition, the Corona and the Carina, which have long been cherished by customers, were completely remodeled as new medium sedans: the Premio and the Allion. We also launched a wide range of new models designed to suit customers' lifestyles, including the Ipsum, which offers a future vision for minivans, and the Noah and the Voxy, two new "tall" minivans.

Unit sales in the domestic market decreased by 96,000 (or 5.3%) to 1,720,000 in FY2002 compared with FY2001 due to the stagnant market. However, as a result of the active introduction of new products that met customer needs and earnest sales initiatives by dealers throughout Japan, the domestic market share, excluding mini-vehicles, rose to 42.2%, exceeding 40% for the fourth consecutive year. Meanwhile, exports increased by 4,000 units (or 0.2%) to 1,708,000 units.

With respect to TMC's overseas activities, Toyota Motor Manufacturing, West Virginia, Inc., located in North America, became Toyota's first overseas facility to produce automatic transmissions. In Europe, Toyota Motor Manufacturing France S.A.S. started full-scale production of the Yaris (known in Japan as the Vitz), which has been very well received in Europe. Through such active business operations overseas, TMC's overseas production output during FY2002 reached an all-time high of 1,833,000 units, increasing by 82,000 units (or 4.7%), compared with FY2001.

As a result of this global development of business, the total number of Toyota vehicles sold worldwide reached all-time high of 5,288,000, with an increase of 116,000 units, or 2.2%, compared to the previous fiscal year.

Work is continuing on preparations for the 2003 commencement of production at Toyota Motor Manufacturing, Alabama, Inc., our new engine plant in North America. Toyota also entered a joint development and production venture with PSA Peugeot Citroen Automobiles SA, and we have begun preparations for the commencement of production in 2005.

In order to respond comprehensively to the diversifying needs of an expanding customer base, centered upon automobiles, TMC is actively promoting businesses in the information, telecommunications and finance service fields. We are moving forward with preparations to enhance the content of the comprehensive e-commerce service web site operated by TMC, as well as start-up of the information network service for cars during the second half of year 2002. Meanwhile, the Toyota TS^3 (TS Cubic) Card, a credit card issued by Toyota Finance Corporation, a TMC subsidiary, has gained more than 2 million members in the first 5 months since its full-scale start up in July 2001. The comprehensive efforts of the Toyota Group in providing services to its customers has earned this positive response. With respect to the housing business, in addition to enhancing our product lineup, we have provided a special low-interest loan campaign exclusive to Toyota Homes and established Atolis Park, a comprehensive exhibition of residential environment, in Kariya City, Aichi Prefecture where one can fully experience comfortable living and a comfortable lifestyle.

Alongside such earnest business efforts, TMC considers environmental protection as one of the top priority in management issues and has made efforts to further reduce environmental impact in all stages of automobile production, use, and disposal. With regard to the hybrid vehicles, following the market launch of the Prius in 1997 – a year before any of our competitors launched a hybrid vehicle – we introduced the Estima Hybrid and the Crown Mild Hybrid, enhancing our product lineup. The Toyota Stop and Go System, which turns off the engine when the vehicle is stopped, was also installed on some of the models. In addition, Toyota is promoting a number of new environmental preservation initiatives such as providing recycled components to customers via dealers nationwide. The Estima Hybrid, which went on sale last June, was named the Japan Car of the Year - Special Award and the hybrid system used was named the Technology of the Year, indicating the level of recognition of Toyota's products and technologies.

Due to TMC's efforts to improve overall management efficiency and cost reduction efforts, in addition to earnest sales initiatives, net sales have increased to 8,284.9 billion yen, up by 381.4 billion yen (or 4.8%), and ordinary income to 768.9 billion yen, up by 147.2 billion yen (or 23.7%). In addition, FY2002's net income has increased to 470.2 billion yen, up by 136.7 billion yen (or 41%) from FY2001.

<Breakdown of Unconsolidated Net Sales>

Unit: million yen

		FY2002 (April 2001 through March 2002)	FY2001 (April 2000 through March 2001)	Increase (Decrease)
Vehicles	Domestic	3,062,209	3,210,126	(147,917)
	Export	3,397,466	2,882,407	515,059
	Total	**6,459,676**	**6,092,534**	**367,142**
Parts & components for overseas production	Export	817,106	768,811	48,295
Parts	Domestic	330,714	334,483	(3,769)
	Export	187,361	164,762	22,599
	Total	**518,075**	**499,245**	**18,830**
Industrial equipment and logistics system	Domestic	—	80,054	—
	Export	—	50,891	—
	Total	—	**130,945**	—
Others	Domestic	151,433	142,613	8,820
	Export	338,676	269,429	69,247
	Total	**490,109**	**412,043**	**78,066**
Grand total	Domestic	3,544,357	3,767,278	(222,921)
	Export	4,740,611	4,136,302	604,309
	Total	**8,284,968**	**7,903,580**	**381,388**

Note:

As for the industrial equipment and logistics system business, TMC's logistics and forklift operations were transferred to Toyoda Automatic Loom Works, Ltd. (Currently Toyota Industries Corporation) on April 1, 2001. Therefore, net sales of this business for FY2002 have not accrued.

While company-wide efforts were made to improve capital spending efficiency, investments were made to respond to social demands, such as those related to the environment, in developing new technologies and new products, and renewing production equipment. As a result, plant and equipment investment for FY2002 amounted to 257.9 billion yen.

(2) Trends in Unconsolidated Income and Assets

Unit: million yen otherwise noted

	FY1999 (April 1998 through March 1999)	FY2000 (April 1999 through March 2000)	FY2001 (April 2000 through March 2001)	FY2002 (April 2001 through March 2002)
Net sales	7,525,555	7,408,010	7,903,580	8,284,968
Ordinary income	578,035	541,824	621,760	768,920
Net income	267,235	329,268	333,516	470,239
Net income per share (yen)	71.06	87.81	90.50	130.40
Net assets	4,923,220	5,498,108	5,666,247	5,662,158
Total assets	7,258,200	7,775,276	8,293,450	8,467,930

Notes:

1. Net income per share is calculated based on the total number of shares issued at the end of the term (from FY2002, the total number of shares issued and outstanding excluding treasury shares).
2. Starting in FY2000, the tax effect accounting is applied. Also, the decrease in "Net sales" and "Ordinary income" for FY2000 is due to such factors as exchange rates showing a trend of strong yen.
3. Effective from FY2001, the "Accounting Standards for Retirement Benefits" has been applied. As a result, "Ordinary income" and "Net income" decreased by 14,538 million yen and 43,566 million yen, respectively. Effective from FY2001, the "Accounting Standards for Financial Products" has been applied. As a result, "Net assets" and "Total assets" increased by 187,843 million yen and 361,306 million yen, respectively.

(3) Issues facing TMC

There still remains the concern for progressing deflation in the Japanese economy, despite the expected effects from some of the economic measures set forth by Japanese Government. Among Toyota's overseas markets, force for recovery in the U.S. economy yet to appear weak, even with its economy has shown to have bottomed out. Overall, outlook is not particularly optimistic. Furthermore, competition in the automobile industry continues to intensify in the global scale.

Under such circumstances, TMC will seek to become a leading company of the world of the 21st century by utilizing the capabilities of the group to the greatest extent possible. First, TMC will implement sales strategies in Japan, North America, Europe, and Asia that match the unique characteristics of each region from a perspective of globalization and will establish the optimal production, procurement, and supply structures that organically link each of these regions. Secondly, with regard to utilization of information technology (IT), TMC will conduct active research and development of cutting-edge information technologies to realize automobile multimedia systems and will promote the further utilization of information in every area including development, procurement, production and sales. Lastly, TMC will take steps to deal with environmental issues. TMC plans to play a leading role in developing environmental technologies indispensable for the 21st century, including further promotion of its highly regarded hybrid systems, and an early launch of fuel cell vehicles, independently or, if feasible, through global alliances with other companies.

TMC would continue to respond actively to social demands for protection of the global environment and for promoting safety in order to pursue business growth, in harmony with social development, as a trusted corporate citizen of the global community.

We thank our shareholders for their continuing support.

2. Company Outline (as of March 31, 2002)

(1) Main Business

<table>
<tr><th colspan="2">Business</th><th>Main products</th></tr>
<tr><td rowspan="4">Auto-mobile</td><td>Passenger car</td><td>Century, Celsior, Crown, Aristo, Brevis, Progrés, Pronard, Windom, Soarer, Supra, Mark II, Verossa, Camry, Comfort, Altezza, Vista, Ipsum, Gaia, Nadia, Opa, Caldina, Premio, Allion, Prius, Celica, MR-S, Harrier, Kluger V, RAV4 L, RAV4 J, Cami, Corolla, Allex, Sprinter Carib, Raum, Platz, WiLL Vs, FunCargo, bB, Vitz, Duet, Granvia, Grand Hiace, Regius, Touring Hiace, Hiace Wagon, Estima T, Estima L, Estima Hybrid, Noah, Voxy, Sparky, Land Cruiser Wagon, Hilux Surf, Volkswagen vehicles</td></tr>
<tr><td>Truck and bus</td><td>Caldina Van, Corolla Van, Sprinter Van, Dyna, Toyoace, Granvia Van, Grand Hiace Van, Hiace, Regiusace Van, Regius Van, Quick Delivery, Urban Supporter, Townace, Liteace, Hilux, Land Cruiser, Coaster</td></tr>
<tr><td>Parts & components for overseas production</td><td>Various units and parts for overseas production</td></tr>
<tr><td>Parts</td><td>Various maintenance parts for both domestic and overseas use</td></tr>
<tr><td colspan="2">Housing</td><td>Espacio GX, Espacio GR, Espacio EF, Espacio EF Tradage, Sincé AIII, Sincé AII, Sincé Raison-G, Sincé Raison, Sincé Neue, Sincé Oak 21, Sincé Oak 21-W, Sincé SS, Vie α</td></tr>
</table>

(2) Main Sites and Plants

Head Office: 1, Toyota-cho, Toyota City, Aichi Prefecture

Tokyo Head Office: 1-4-18, Koraku, Bunkyo-ku Tokyo

Name	Location	Name	Location
Nagoya Office	Aichi Prefecture	Tokyo Design Research & Laboratory	Tokyo
Osaka Office	Osaka Prefecture	Nisshin Training Center	Aichi Prefecture
Honsha Plant	Aichi Prefecture	Nagoya Wharf Center	Aichi Prefecture
Motomachi Plant	Aichi Prefecture	Tobishima Center	Aichi Prefecture
Kamigo Plant	Aichi Prefecture	Tokai Center	Aichi Prefecture
Takaoka Plant	Aichi Prefecture	Haruhi Parts Center	Aichi Prefecture
Miyoshi Plant	Aichi Prefecture	Inazawa Parts Center	Aichi Prefecture
Tsutsumi Plant	Aichi Prefecture	Oguchi Parts Center	Aichi Prefecture
Myochi Plant	Aichi Prefecture	Kamigo Logistics Center	Aichi Prefecture
Shimoyama Plant	Aichi Prefecture	Tobishima Logistics Center	Aichi Prefecture
Kinu-ura Plant	Aichi Prefecture	Kasugai Housing Works	Aichi Prefecture
Tahara Plant	Aichi Prefecture	Tochigi Housing Works	Tochigi Prefecture
Teiho Plant	Aichi Prefecture	Yamanashi Housing Works	Yamanashi Prefecture
Hirose Plant	Aichi Prefecture	Taiwan Office	Taipei, Taiwan
Higashi-Fuji Technical Center	Shizuoka Prefecture	China Office	Beijing, China
Shibetsu Proving Ground	Hokkaido		

(3) Status of Shares

1. Total number of shares authorized — 9,780,185,400 shares

2. Total number of shares issued — 3,649,997,492 shares

Note: Breakdown of increase/decrease in FY2002

- Decrease due to the cancellation of shares using profits — - 35,000,000 shares

3. Number of shareholders — 276,449

4. Major Shareholders (top 10)

(unit: thousands of shares otherwise noted)

Name	Number of Toyota shares held	Ownership ratio (%)	Toyota's share holdings	Toyota's ownership ratio (%)
Toyota Industries Corporation	196,725	5.39	77,281	24.67
UFJ Bank Ltd.	177,500	4.86	-	-
UFJ Trust Bank Ltd.	164,642	4.51	-	-
Sumitomo Mitsui Banking Corp.	164,192	4.50	53,753	0.94
Japan Trustee Services Bank, Ltd.	156,960	4.30	-	-
Nippon Life Insurance Co.	147,773	4.05	-	-
The Mitsubishi Trust and Banking Corp.	135,935	3.72	-	-
Mitsui Asset Trust and Banking Co., Ltd.	121,969	3.34	4	0.80
Shinsei Bank, Ltd.	100,482	2.75	-	-
The Bank of Tokyo-Mitsubishi, Ltd.	96,136	2.63	-	-

Notes:

1. TMC's ownership ratio in Sumitomo Mitsui Banking Corp. is calculated excluding the shares of preferred stocks with no voting rights issued by Sumitomo Mitsui Banking Corp.
2. TMC owns 137,000 shares of UFJ Holdings Inc., a holding company of UFJ Bank Ltd. and UFJ Trust Bank Ltd. Excluding the shares of preferred stock with no voting rights, TMC owns 2.82% of UFJ Holdings, Inc.
3. TMC owns 35,000 shares of Mitsubishi Tokyo Financial Group, Inc., a holding company of The Mitsubishi Trust and Banking Corp. and The Bank of Tokyo-Mitsubishi, Ltd. Excluding shares of preferred stock with no voting rights, TMC owns 0.62% of Mitsubishi Tokyo Financial Group, Inc.

(4) Repurchase, cancellation and holding of shares

1. Shares repurchased

Repurchases of shares to be cancelled using profits based on the resolution adopted at Directors' Meeting on July 26, 2001

Common shares	35,000,000 shares
Total value of shares repurchased	129,218,225,000 yen

Repurchases of shares based on the resolution adopted at Directors' Meeting on January 25, 2002

(Application of the provision of Article 3 Paragraph 1 of the former "Law on Special Exceptions to the Commercial Code Concerning Procedures for Cancellation of Shares" in accordance with the provision of Article 3 Paragraph 4 of the Supplementary Provisions of the Law Concerning the Partial Amendments of the Commercial Code, etc. (Law No. 79 of June 29, 2001))

Common shares	41,585,900 shares
Total value of shares repurchased	148,286,394,960 yen

Repurchases of shares to be transferred to TMC Directors and employees based on the provision of Article 210-2 Paragraph 1 of the former Commercial Code

Common shares	1,361,000 shares
Total value of shares repurchased	5,111,446,618 yen

Repurchases of shares through the purchase of shares less than a unit (*tangen*) of shares (including shares less than a unit (*tan-i*) of shares)

Common shares	61,443 shares
Total value of shares repurchased	233,686,290 yen

2. Disposed Shares

Common shares	198,500 shares
Total value of shares disposed of	741,049,057 yen

3. Shares for which cancellation procedures were implemented

Common shares	35,000,000 shares

4. Shares held at the end of the fiscal term

Common shares	44,132,880 shares

(5) Status of Employees

Number of employees (changes from end of last term)	Average age	Average length of service
70,491 (+ 386)	37.2	16.3 years

(6) Main Subsidiaries and Others

1. Status of main subsidiaries

Company Name	Capital/ subscription	TMC ownership ratio	Main Business
	million yen	%	
Tokyo Toyota Motor Co., Ltd.	7,537	100.00*	Sales of cars
Tokyo Toyo-pet Motor Sales Co., Ltd.	7,822	100.00*	Sales of cars
Osaka Toyopet Co., Ltd.	3,025	100.00	Sales of cars
Toyota Tokyo Corolla Co., Ltd.	7,179	100.00	Sales of cars
Hino Motors Ltd.	72,717	50.20*	Manufacture and sales of automobiles
Toyota Motor Kyushu, Inc.	45,000	100.00	Manufacture and sales of automobile bodies
Daihatsu Motor Co., Ltd.	28,404	51.34*	Manufacture and sales of automobiles
Toyota Motor Hokkaido, Inc.	27,500	100.00	Manufacture and sales of automobile parts
Araco Corporation	3,188	75.04	Manufacture and sales of automobile bodies & parts
Toyota Financial Services Corporation	67,525	100.00	Management of domestic and overseas financial companies
Toyota Finance Corporation	9,000	100.00*	Finance of automobile sales
	currencies in thousands		
Toyota Motor North America, Inc.	USD 933,600	100.00	Public relations, and surveys of overall North America
Toyota Motor Sales, U.S.A., Inc.	USD 365,000	100.00*	Sales of cars
Toyota Motor Manufacturing North America, Inc.	USD 1,958,949	100.00*	Management of manufacturing subsidiaries in North America
Toyota Motor Manufacturing, Kentucky, Inc.	USD 1,180,000	100.00*	Manufacture and sales of automobiles
Toyota Motor Manufacturing, Indiana, Inc.	USD 620,000	100.00*	Manufacture and sales of automobiles
Toyota Motor Manufacturing Canada Inc.	CAD 680,000	100.00	Manufacture and sales of automobiles
Toyota Motor Credit Corporation	USD 915,000	100.00*	Finance of automobile sales
Toyota Credit Canada Inc.	CAD 60,000	100.00*	Finance of automobile sales
Toyota Motor Europe Marketing & Engineering Co., Ltd.	EUR 102,382	100.00	Sales of cars
Toyota Deutschland G.m.b.H	EUR 5,726	100.00	Sales of cars
Toyota (GB) Ltd.	GBP 2,600	100.00	Sales of cars
Toyota Motor Italia S.p.A.	EUR 38,958	100.00	Sales of Cars
Toyota Motor Europe Manufacturing Inc.	EUR 1,493,883	100.00	Management of manufacturing subsidiaries in Europe
Toyota Motor Manufacturing (UK) Ltd.	GBP 830,000	100.00*	Manufacture and sales of automobile parts
Toyota Kreditbank G.m.b.H.	EUR 28,121	100.00*	Finance of automobile sales
Toyota Motor Finance (Netherlands) B.V.	EUR 907	100.00*	Finance of overseas TMC related companies
Toyota Financial Services (UK) PLC	GBP 94,000	100.00*	Finance of automobile sales
Toyota Motor Asia Pacific Pte Ltd.	SGD 6,000	100.00	Sales of cars
Toyota Motor Corporation Australia Ltd.	AUD 481,100	100.00	Manufacture and sales of automobiles
Toyota Motor Thailand Co., Ltd.	THB 7,520,000	86.43	Manufacture and sales of automobiles
Toyota Finance Australia Ltd., etc.	AUD 120,000	100.00*	Finance of automobile sales

Notes:

1. * indicates that it includes capital subscription from TMC subsidiaries
2. The ownership ratio is calculated based on the total number of shares issued at the end of the term.
3. Toyota Motor Management Services Singapore Pte Ltd. was renamed to Toyota Motor Asia Pacific Pte Ltd. on April 1, 2001.

2. Status of main affiliates

Company Name	Capital subscription	TMC ownership ratio	Main business
	million yen	%	
Toyota Industries Corporation	68,021	*24.67	Manufacture and sales of spinning and weaving machines, industrial vehicles, and automobiles
Aichi Steel Corp.	25,016	*24.75	Manufacture and sales of specialty steel and forged steel products
Toyoda Machine Works, Ltd.	24,805	*24.99	Manufacture and sales of work machine tools and automobile parts
Toyota Auto Body Co., Ltd.	8,871	*47.23	Manufacture and sales of automobile bodies
Toyota Tsusho Corporation	26,748	*23.19	Trading and export/import of various products
Aisin Seiki Co., Ltd.	41,140	*24.56	Manufacture and sales of automobiles parts and household appliances
Denso Corp.	173,098	*24.56	Manufacture and sales of automobile parts
Kanto Auto Works, Ltd.	6,850	*49.23	Manufacture and sales of automobile bodies
Toyoda Gosei Co., Ltd.	25,135	*41.88	Manufacture and sales of automobile parts

Notes:

1. * indicates that it includes capital subscription from TMC subsidiaries.
2. The ownership ratio is calculated based on the total number of shares issued and outstanding at the end of the term.
3. Toyoda Automatic Loom Works, Ltd. was renamed to Toyota Industries Corporation on August 31, 2001.

3. Results of consolidation

- TMC's consolidated subsidiaries are 564 companies and there are 50 companies accounted for under the equity method.
- This terms' consolidated sales was 15,106.2 billion yen and consolidated net income was 615.8 billion yen.

4. Status of business tie-up

- October 1966 Reached business tie-up with Hino Motors, Ltd.
- November 1967 Reached business tie-up with Daihatsu Motor Co., Ltd.

5. Status of important joint venture

- February 1984 Established New United Motor Manufacturing, Inc for joint production of passenger cars in the U.S. with GM.
- January 2002 Concluded a joint venture contract with Peugeot Citroen Automobiles SA for joint production of compact cars.

6. Status of important sales tie-up

- July 1991 Reached a basic agreement with Volkswagen AG and its Japanese subsidiary on selling all VW vehicles in Japanese market.

(7) Board of Directors and Corporate Auditors

Name	Position	Main areas of responsibility ( ) indicates position
Hiroshi Okuda	*Chairman of the Board	
Iwao Isomura	*Vice Chairman	
Kosuke Ikebuchi	*Vice Chairman	
Fujio Cho	*President	
Noritaka Shimizu	*Executive Vice President	Housing Group
Yoshio Uesaka	*Executive Vice President	Government & Public Affairs Group
Akihiko Saito	*Executive Vice President	Quality Control Group / Research and Development Group / Design Center (General Manager)
Ryuji Araki	*Executive Vice President	General Administration & Personnel Group / Finance & Accounting Group / Corporate Planning Div.
Yoshio Ishizaka	*Executive Vice President	Overseas Operations Group
Kosuke Shiramizu	*Executive Vice President	Production Engineering Group / Production Control Transportation Group / TQM Promotion Div. / Environmental Affairs Div. / Operations Management Consulting Div.
Katsuaki Watanabe	*Executive Vice President	Business Development Group / Purchasing Group / Legal Div.
Susumu Miyoshi	*Executive Vice President	IT & ITS Group / Information Systems Group / e-TOYOTA Div.
Kazushi Iwatsuki	*Executive Vice President	Domestic Sales Operations Group
Koji Hasegawa	Senior Managing Director	Overseas Operations Group
Yasuhito Yamauchi	Senior Managing Director	Production Engineering Group / Production Control Transportation Group / TQM Promotion Div. / Environmental Affairs Div. / Safety & Health Promotion Div. / Plant Engineering Div. / Myochi Plant (General Manager)
Zenji Yasuda	Senior Managing Director	Overseas Operations Group / Overseas Planning Div./ Overseas Marketing Div.
Takashi Kamio	Senior Managing Director	Government & Public Affairs Group / Research Div. / Environmental Affairs Div.
Hiroyuki Watanabe	Senior Managing Director	Research & Development Group / Product Management Div. / VVC (Virtual Venture Company) / Environmental Affairs Div. / Component & System Development Center (General Manger) / Fuel Cell System Development Center (General Manger)
Katsuhiro Nakagawa	Managing Director	Production Control Transportation Group
Akio Matsubara	Managing Director	Corporate Planning Div. / Research Div. / Legal Div. / Business Development Div. / Marine Business Div. / Biotechnology & Afforestation Business Div.
Tokuichi Uranishi	Managing Director	Europe & Africa Operations Center (General Manager)
Akiyoshi Watanabe	Managing Director	Production Engineering Planning Div. / Vehicle Planning & Production Engineering / Final Assembly Engineering Div. / Body Assembly Engineering Div. / Interior Modular Assembly & Plastics Engineering Div. / Surface Finishing Engineering Div. / Stamping Production Engineering Div. / Stamping Die & Tool Div. / Tahara Plant (General Manager)
Tsutomu Tomita	Managing Director	Quality Control Group / Power Train Development Center (General Manager) / Motor Sports Div.
Yoshito Kato	Managing Director	Fuel Cell System Development Div. / Fuel Cell Production Engineering Div. / Honsha Plant (General Manager) / Kinu-ura Plant (General Manager)
Kazuo Okamoto	Managing Director	Research & Development Group / R&D Management Div. / Vehicle Development Center III (General Manger) / Overseas Product Development Div.
Shoji Kondo	Managing Director	Global Purchasing Center (General Manager)

Name	Position	Main areas of responsibility ( ) indicates position
Kyoji Sasazu	Managing Director	Domestic Sales Planning Div. / Domestic Marketing Div. / Vista channel Operations Center (General Manager)
Mitsuo Kinoshita	Managing Director	Secretarial Div. / General Administration Div. / Global Human Resources Div. / Human Resources Div. / Nagoya General Administration Div. / Toyota Technical Skills Academy (Director) / Toyota Memorial Hospital / Toyota Heritage Div. / Toyota Institute
Toshio Mizushima	Managing Director	Takaoka Plant (General Manager) / Miyoshi Plant (General Manager)
Yasuhiko Fukatsu	Managing Director	Domestic Advertising/Marketing Div. / Toyota channel Operations Center (General Manger) / Domestic After Market Operations Center (General Manger)
Takeshi Uchiyamada	Managing Director	Overseas Customer Service Operations Center (General Manager) / Technical Administration Div. / Engineering Administration Div. / Tokyo Engineering Div.
Shoichiro Toyoda	Honorary Chairman and Director	
Toshiaki Taguchi	Director	President of Toyota Motor North America, Inc
Yoshimi Inaba	Director	President of Toyota Motor Sales, U.S.A., Inc.
Teruyuki Minoura	Director	President of Toyota Motor Manufacturing North America, Inc.
Shuhei Toyoda	Director	President of Toyota Motor Europe Manufacturing S.A. / Chairman of Toyota Motor Manufacturing (UK) Ltd.
Masatami Takimoto	Director	R&D Management Div. / Power Train Engineering Div. III / Engine Engineering Div. I / Engine Engineering Div. II / Engine Engineering Div. III / Drive Train Engineering Div. I (General Manager) / Drive Train Engineering Div. II / Electric & Hybrid Vehicle Engineering Div. / Material Engineering Div. I / Material Engineering Div. II
Tsutomu Kano	Director	Kamigo Plant (General Manager) / Shimoyama Plant (General Manager)
Shokichi Yasukawa	Director	Global Strategic Production Planning Div. (General Manager) / Production Control Div. / Project Planning & Management Div. / Service Parts Administration Div. / Logistics Planning Div. / Production Parts Logistics Div. / Vehicle Logistics Div. / Service Parts Logistics Div.
Tetsuo Hattori	Director	Vehicle Development Center I (General Manger) / Vehicle Engineering Div. / Chassis System Development Div. / Shibetsu Vehicle Evaluation & Advanced Engineering Div. (General Manger)
Hiroaki Yoshida	Director	IT & Telecom Business Div. / Intelligent Transport Systems Planning Div. / IT & ITS Sales Div. / Corporate IT Div. (General Manager)
Katsuyuki Kamio	Director	Used Car Business Div. / Dealer Human Resources Development Div. / Netz channel Operations Center (General Manager)
Kiyoshi Nakanishi	Director	Power Train Engineering Div. I / Power Train Engineering Div. II (General Manager) / Power Train Management Engineering Div. / Material Engineering Div. III / Intellectual Property Div. / Higashifuji Technical Center Administration Div. / Future Project Div.
Yukitoshi Funo	Director	Government & Industrial Affairs Div. / The Americas Operations Center (General Manager)
Takeshi Suzuki	Director	Affiliated Companies Finance Div. / Accounting Div. / Finance Div. (General Manager)
Atsushi Niimi	Director	Motomachi Plant (General Manager) / Tsutsumi Plant (General Manager)
Akio Toyoda	Director	e-TOYOTA Div. (General Manager) / Asia & China Operations Center (General Manager) / Taiwan Office / China Office

Name	Position	Main areas of responsibility ( ) indicates position
Hajime Wakayama	Director	Global Purchasing Center (Deputy General Manager) / Global Purchasing Planning Div. / Purchasing Div. (General Manager)
Hiroshi Takada	Director	Product Management Div. / VVC (Virtual Venture Company) / Toyopet channel Operations Center (General Manager) / DUO Div.
Teiji Tachibana	Director	Housing Planning Div. (General manager) / Housing Sales Div. / Unit Assembly Housing Div / ESPACIO & TSW Housing Business Div. / Kasugai Housing Works / Tochigi Housing Works / Yamanashi Housing Works
Shinichi Sasaki	Director	Customer Relations Div. / Quality Div. / Hirose Plant (General Manager)
Kazutoshi Minami	Director	Vehicle Development Center III (Deputy General Manager) / Prototype Production Div.
Shin Kanada	Director	Public Affairs Administration Dept. / Public Affairs Div. (General Manager) / Tokyo Secretarial Div. / Tokyo General Administration Div. / Government & Industrial Affairs Div. / Corporate Public Relations Div.
Hironobu Ono	Director	Intelligent Transport Systems Planning Div. / Electronics Engineering Div. I (General Manager) / Electronics Engineering Div. II / Electronics Engineering Div. III
Akira Okabe	Director	Oceania, Middle East & Southwest Asia Operations Center (General Manager)
Yoshio Shirai	Director	Vehicle Development Center II (General Manager) / Body System Engineering Div.
Yoichiro Ichimaru	Director	Domestic Fleet Sales & Conversion Vehicles Div. / Corolla channel Operations Center (General Manager) / Domestic Rental & Leasing Div.
Shoji Ikawa	Director	Production Engineering Planning Div. (General Manager) / Production Engineering Development Div. / Power Train & Chassis Components Production Engineering Div. / Instrumentation Engineering Div. / Machines & Tools Engineering Div. / Foundry Engineering Div. / Production Engineering Div.No.5 (Metal Forming, Welding & Heat Treatment) / Teiho Plant (General Manager) / Mechatronics Systems Div. / Information Technology & Engineering Div. / Die & Mold Div.
Terukazu Inoue	Full-time Corporate Auditor	
Hideaki Miyahara	Full-time Corporate Auditor	
Yoshiaki Muramatsu	Full-time Corporate Auditor	
Yoshitoshi Toyoda	Corporate Auditor	Honorary Chairman and Director of Toyota Industries Corporation
Yasutaka Okamura	Corporate Auditor	Lawyer

Notes:

1. * Indicates that the person can represent the company.
2. Mr. Yoshitoshi Toyoda and Mr. Yasutaka Okamura satisfy the qualifications of outside Corporate Auditors as provided in Article 18 Paragraph 1 of "Special Law of the Commercial Code Concerning the Audit, etc. of Joint Stock Corporations."
3. Executive Vice President Kosuke Yamamoto, Executive Vice President Shinichi Kato, Executive Vice President Tadaaki Jagawa, Managing Director Hiroaki Kazaoka, Managing Director Masanao Motonami, Director Koichiro Noguchi, Director Seihachi Takahashi, Director Norio Sato, Director Akio Kamiya and Director Shinro Iwatsuki have resigned following FY2001 Ordinary General Shareholders' Meeting on June 27, 2001.
4. Corporate Auditor Hiroyuki Ioku has resigned following FY2001 Ordinary General Shareholders' Meeting on June 27, 2001.

3. Important Facts Regarding Corporate Conditions Taking Place after Financial Settlement

Return of the substituted portion of the Employee Pension Fund to the government

In conjunction with enforcement of the Defined Benefit Enterprise Pension Plan Law, TMC received approval on April 1, 2002 from the Minister of Health, Labour and Welfare for exemption from the obligation of the future benefit payment regarding substituted portion of the employee pension funds.
TMC applied the transitional treatment specified on paragraph 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)", Accounting Committee Report No.13 issued by the Japanese Institute of Certified Public Accountants, and recognize an extinguishment of retirement benefit obligation with respect to such substituted portion as of the date of the approval. As a result, TMC anticipates to account for the impact of 162,457 million yen (forecast) as the extraordinary gain in its unconsolidated statements of income for FY2003 (from April 1, 2002 to March 31, 2003).

UNCONSOLIDATED BALANCE SHEET

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (As of March 31, 2002)		FY2002 (As of March 31, 2002)
Assets		**Liabilities**	
Current assets	**3,431,039**	**Current liabilities**	**1,961,602**
Cash and deposits	265,802	Trade notes payable	1,202
Trade accounts receivable	994,390	Trade accounts payable	731,445
Marketable securities	1,190,085	Current portion of bonds	114,150
Finished goods	107,794	Accrued liabilities	348,720
Raw materials	14,843	Income taxes payable	262,336
Work in process	66,987	Accrued expenses	352,215
Supplies	6,323	Deposits received	118,809
Short-term loans	182,204	Other current liabilities	32,723
Deferred income taxes	216,084	**Long-term liabilities**	**844,169**
Other current assets	395,623	Bonds	400,600
Less : allowance for doubtful accounts	(9,100)	Allowance for retirement benefits	391,458
		Other long-term liabilities	52,111
Fixed assets	**5,036,891**	**Total liabilities**	**2,805,772**
Property, plant, and equipment	**1,275,101**	**Shareholders' equity**	
Buildings	350,141	**Common stock**	**397,049**
Structures	42,360	**Statutory reserve**	**514,604**
Machinery and equipment	341,507	Capital surplus	415,150
Vehicle and delivery equipment	9,398	Legal reserve	99,454
Tools, furniture, and fixtures	79,848	**Retained earnings**	**4,808,613**
Land	400,484	Reserve for losses on overseas investments	397
Construction in progress	51,360	Reserve for special depreciation	1,396
Investments and other assets	**3,761,789**	Reserve for reduction of acquisition cost of fixed assets	5,386
Investments in securities	1,832,686	General reserve	4,440,926
Investments in subsidiaries	1,223,747	Unappropriated retained earnings at end of year	360,506
Long-term loans	389,309	*⟨Included net income for current year⟩*	*⟨470,239⟩*
Deferred income taxes	297,445	**Net unrealized gains on other securities**	**99,656**
Other investments	25,600	**Less: treasury stock**	**(157,766)**
Less : allowance for doubtful accounts	(7,000)	**Total shareholders' equity**	**5,662,158**
Total assets	**8,467,930**	**Total liabilities and shareholders' equity**	**8,467,930**

Notes:

1. Short-term receivable from subsidiaries: 581,077 million yen
2. Long-term receivable from subsidiaries: 295,502 million yen
3. Short-term payable to subsidiaries: 228,189 million yen
4. Accumulated depreciation for "property, plant, and equipment": 3,497,125 million yen
5. The breakdown of main investments in securities in foreign currencies (acquisition cost in foreign currencies) is as follows:
   656,410 thousand U.S. dollars; 306,471,012 thousand Indonesian rupiahs; 68,615 thousand pounds sterling (GBP); 139,807 thousand Malaysia linguit; 280,799 thousand Chinese yuan; 1,265,838 thousand Philippine pesos; 1,221,753 thousand New Taiwan dollars; 446,403 thousand South African rands; 121,428 thousand Norwegian kroner; 13,267 thousand euros; 315,000 thousand Czech koruna; 6,474 thousand Canadian dollars.
   Main subsidiaries' shares, capital in foreign currencies (acquisition cost in foreign currencies), are as follows:
   2,222,397 thousand euros; 1,093,764 thousand U.S. dollars; 694,000 thousand Canadian dollars; 513,179 thousand Australian dollars; 221,557,768,061 thousand Turkish lira; 412,863 thousand Brazilian reals; 7,600,000 thousand Indian rupees; 8,492,669 thousand Thai bahts; 3,232,233 thousand New Taiwan dollars; 102,100 thousand pounds sterling (GBP); 90,699 thousand Argentine pesos; 2,150,000 thousand Venezuelan bolivars; 452,020 thousand Chinese yuan; 950,000 thousand Philippine pesos; 189,454 thousand Denmark kroner; 291,032 thousand Swedish kroner.
6. Assets pledged: 20 million yen as investments in securities
7. Guarantees: 100,000 million yen
8. Export bill discounted: 4,529 million yen
9. Details of bonds with warrants (balance, exercise price, and shares to be issued) :

Name	Balance	Exercise price	Shares to be issued
First series of unsecured bonds with warrants ,due 2005	489 million yen	4,203 yen	Common stock

10. Net income per share for this term : 130.40
11. The net increase of assets is 99,815 million yen as they are stated at fair value in accordance with the Commercial Code (Article 290 Paragraph 1 Item 6).
12. The retirement benefit trust is established to be allocated for the retirement benefits of the corporate pension system, not to be allocated for the severance benefits of the severance indemnity plan.
13. In accordance with revisions of "Regulations Concerning the Balance Sheet, Income statement, Business Report and Supporting Schedules of Joint Stock Corporations", effective for FY2002, treasury stock, which was formerly included in "Assets", is reported as "Treasury stock" under "Shareholders' equity".

UNCONSOLIDATED STATEMENTS OF INCOME

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (April 2001 through March 2002)
Ordinary profits and losses	
Operating revenue and expenses	
Operating revenue	**8,284,968**
Net sales	8,284,968
Operating expenses	**7,536,053**
Cost of sales	6,618,526
Selling, general and administrative expenses	917,517
Operating income	**748,924**
Non-operating income and expenses	
Non-operating income	**174,212**
Interest income	23,069
Dividend income	34,488
Other non-operating income	116,654
Non-operating expenses	**154,215**
Interest expenses	10,669
Other non-operating expenses	143,546
Ordinary income	**768,920**
Income before income taxes	**768,920**
Income taxes - current	418,800
Income taxes - deferred	(120,118)
Net income	**470,239**
Unappropriated retained earnings brought forward	66,919
Cancellation of shares	129,218
Interim cash dividends	47,434
Unappropriated retained earnings at end of year	**360,506**

Notes:

1. Sales to subsidiaries: 4,452,225 million yen
2. Purchases from subsidiaries: 637,494 million yen
3. Non-operating transaction with subsidiaries: 45,436 million yen

SIGNIFICANT ACCOUNTING POLICIES

1. Valuation of securities:

   Stocks of subsidiaries are stated at cost determined using the moving average method.

   Other securities:
   Other securities with fair value are stated at fair value based on market prices, etc., at end of year.
   Other securities not practicable to fair value are stated at cost determined using the moving average method.

2. Valuation of inventories:

   Finished goods, work in process, and supplies are principally stated at cost, as determined by the periodic average method.

   Raw materials are stated at the lower of cost or market value, as determined by last-in-first-out method.

3. Depreciation of property, plant and equipment is computed by the declining balance method.

4. Significant reserves:

   Allowance for doubtful accounts is stated based on evaluation of the collectability of recovery of accounts receivable. To prepare for losses from bad debt from sales and other credits, besides the maximum amount allowed under the Corporation Tax Laws, allowances were also made in consideration of the relative ease or difficulty of collectability.

   For provision of retirement benefits for employees (including those who have already retired), the amount expected at the end of the term is accounted for on the basis of the estimated retirement benefit obligations and severance benefits at the end of the term.

5. Consumption taxes are computed based on the net-of-tax method.

Proposed Appropriation of Retained Earnings

	Amount (yen)
Unappropriated retained earnings at end of year	360,506,372,635
Reversal of reserve for losses on overseas investments	1,233,120
Reversal of reserve for reduction of acquisition cost of fixed assets	382,225,057
Total	360,889,830,812
The above will be appropriated as follows:	
Cash dividends	54,087,969,180
per share	15
Bonus to Directors	600,000,000
Bonus to Corporate Auditors	45,000,000
Reserve for special depreciation	150,119,731
Unappropriated retained earnings to be carried forward	306,006,741,901

Note: An interim dividend of ¥13 per share was paid on November 26, 2001, to shareholders (including the beneficial shareholders notified by Japanese Securities Depository Center) or registered pledgee of record as of September 30, 2001. Total interim dividends were paid in amount of 47,434,927,072 yen.

Auditor's Report (Certified Copy)

Audit Report

May 8, 2002

To: President Fujio Cho
Toyota Motor Corporation

From: ChuoAoyama Audit Corporation (auditing firm)
Participating representative staff: Kazunori Tajima, CPA
Participating representative staff: Masaki Horie, CPA
Participating representative staff: Koji Hatsukawa, CPA
Participating representative staff: Fusahiro Yamamoto, CPA

Our firm has undertaken a review of the balance sheet, statement of income, Business Review (limited to those portions pertaining to accounting matters), and proposed appropriation of retained earnings, along with the supporting materials (limited to those portions pertaining to accounting matters), for Toyota Motor Corporation's FY2002 extending from April 1, 2001 through March 31, 2002. This review was conducted based on provisions of Article 2 of the law concerning exceptions to the Commercial Code related to auditing, etc., of joint share corporations. The portions of the Financial Report and supporting materials related to accounting matters and thus subject to review consist of those portions based on account ledger entries.

In the course of this review, our firm employed normal auditing procedures compliant with generally accepted accounting principles. It should also be noted that these audit procedures include those for subsidiaries that were regarded necessary and conducted by this audit corporation.

The opinion of our firm as a result of the audit is as follows.

(1) The statement of income and balance sheet accurately represent the assets and profit-loss situation of the company as required by law.
(2) The Business Review (limited to those portions pertaining to accounting matters) accurately represents the company's operating situation as required by law.
(3) The proposed appropriation of retained earnings is consistent with provisions of law.
(4) The supporting materials (limited to those portions pertaining to accounting matters) contain nothing contrary to provisions of the Commercial Code.

It should be noted that anything expected to have an important effect on the assets and profit/loss conditions of the company for the next and following terms is mentioned as a "post-settlement event" in the Business Review.

Neither our firm nor any of the participating staff have any beneficial interest in the company as described in provisions of the certified public accountants law.

Board of Corporate Auditors' Report (Certified Copy)

Audit Report

Board of Corporate Auditors has prepared this Audit Report based on reports from each of the TMC Corporate Auditor on the auditing methods and results pertaining to the conduct of duties by the Directors of Toyota Motor Corporation during its FY2002 extending from April 1, 2001 through March 31, 2002, and report as follows.

1. Overview of Corporate Auditors' Auditing Method

Based on auditing guidelines and the audit plan adopted by the Board, the Corporate Auditors obtained reports on operational matters from Directors and senior staff people who attended Directors' meetings and other important meetings. The Corporate Auditors also reviewed important decision documents, surveyed operations and assets at company head offices, production facilities, and business offices, and obtained reports from subsidiaries as needed.

In addition, the Corporate Auditors received reports and explanations from the accounting firm to review calculation documents and their attached statements.

With respect to the competitive transactions of Directors, profit-contradictory transactions between Directors and the company, creating conflict of interest the granting by the company of profits without compensation, non-regular transactions between subsidiaries and shareholders, acquisition and disposal of treasury shares, and other transactions, the situation of these transactions was reviewed in detail when necessary as well as being subjected to the above mentioned auditing method.

2. Result of Audit

(1) The auditing methods employed by the ChuoAoyama Audit Corporation, which was retained to conduct the audit, and the results of the audit are correct.
(2) The Business Review accurately represents the company's operating situation as required by law.
(3) The proposed appropriation of retained earnings is appropriate in light of the company's asset situation and other circumstances.
(4) The supporting materials accurately represent the content listed, and contain nothing contrary to provisions of law.
(5) The Directors engaged in no improprieties or violations of law or convention in their conduct of their duties including those duties in subsidiaries.

Our audit found no "kyogyo torihiki" (competitive transactions) by Directors, no transactions between Directors and company creating conflict of interest, no bestowal of profit without compensation by Toyota, no unusual transactions with subsidiaries or shareholders, no acquisitions or dispositions of company shares that violate Directors' duties.

May 10, 2002

Toyota Motor Corporation Board of Corporate Auditors

Full-time Corporate Auditor	Terukazu Inoue
Full-time Corporate Auditor	Hideaki Miyahara
Full-time Corporate Auditor	Yoshiaki Muramatsu
Corporate Auditor	Yoshitoshi Toyoda
Corporate Auditor	Yasutaka Okamura

Note: Mr. Yoshitoshi Toyoda and Mr. Yasutaka Okamura satisfy the qualifications of outside corporate auditors as provided in Paragraph 1, Article 18 of "Special Law of the Commercial Code Concerning the Audit, etc., of Joint Stock Corporations."

Reference Documents Pertaining to Exercise of Voting Rights

1. Number of the voting rights of all the shareholders: 35,397,344

2. Proposed resolution and reference information

Proposed Resolution 1: Approval of Proposed Appropriation of Retained Earnings
The proposal calls for profit distribution as described in the appended document (p. 21).

TMC regards shareholders' return as one of our most important management goals, and we actively conduct the company's business in such a way as to solidify and enhance the well-being of the company as a whole. We hope to meet shareholders' expectations in terms of dividends, based on the principle of dividend consistency and giving overall consideration to company performance and payout ratio.

We would like to offer a dividend of 15 yen per share for year-end dividend.

Combined with the interim dividend, this will result in a total shareholder dividend for the fiscal year ended March 31, 2002 of 28 yen per share, representing a payout ratio of 21.6%.

Proposed Resolution 2: Amendment of the Articles of Incorporation
(Summary of the Proposed Resolution and Reason for the Amendment)

A series of amendments made to the Commercial Code last year has brought about the abolishment of the par value share system, and the establishment of a unit(*tangen*) share system and a share acquisition right system. It has also made it possible to prepare corporate documents by electronic means. In addition, certain changes are necessary as a result of the repeal of the Law on Special Exceptions to the Commercial Code Concerning Procedures for Cancellation of Shares. Also since the corporate auditor system has been intensified due to revisions to the Commercial Code and Special Law of the Commercial Code Concerning the Audit, etc., of Joint Stock Corporations, the term of office of corporate auditors will be extended and an upper limit on the number of corporate auditors will be set. Furthermore, a system for reducing the liability of directors and corporate auditors was established (limit of reduction: representative directors: six years of remuneration; directors: four years of remuneration; outside directors and corporate auditors: two years of remuneration), so provisions reducing the liability of directors and corporate auditors will be added to ensure the efficient performance of their duties in the future.

Submission to the general shareholders meeting of the proposed resolution concerning the provisions on reducing the liability of directors received the unanimous approval of the Board of Corporate Auditors.

The content of the proposed amendments appears below.

(Amended parts are underlined.)

Current Provisions	Proposed Amendment
CHAPTER II. SHARES (Total Number of Authorized Shares, <u>Par Value of Par Value Shares</u>, Number of Shares Constituting One Unit(<u>*tan-i*</u>) and <u>Repurchase and Cancellation of Issued Shares</u>) Article 5 1. The total number of shares authorized to be issued by the Corporation shall be ten billion (10,000,000,000), <u>and the par value of each par value share shall be fifty (50) yen</u>; provided, however, that, in the event the Corporation repurchases and cancels any of its issued shares, the total number of such authorized shares shall be reduced by the number of such repurchased and cancelled shares accordingly. 2. The number of shares constituting one unit(<u>*tan-i*</u>) of shares of the Corporation shall be one hundred (100). <u>3. The Corporation may, by a resolution of the Board of Directors, repurchase any of its issued shares for purposes of cancellation using its distributable profits; provided, however, that the total number of such shares repurchased shall not exceed three hundred seventy million (370,000,000).</u>	**CHAPTER II. SHARES** (Total Number of Authorized Shares, Number of Shares Constituting One Unit(<u>*tangen*</u>), and <u>Non-Issuance of Share Certificates for Less than a Unit(*tangen*) of Shares</u>) Article 5 1. The total number of shares authorized to be issued by the Corporation shall be ten billion (10,000,000,000). Provided, however, that in the event the Corporation repurchases and cancels any of its issued shares, the total number of such authorized shares shall be reduced by the number of such repurchased and cancelled shares accordingly. 2. The number of shares constituting one unit(<u>*tangen*</u>) of shares of the Corporation shall be one hundred (100). (Deleted)

Current Provisions	Proposed Amendment
(Newly established)	3. <u>The Corporation shall not issue share certificates for shares less than one unit(*tangen*) of shares. Provided, however, that this provision shall not apply if the Share Handling Regulations established by the Board of Directors provide otherwise.</u>
(Transfer Agent) Article 6 1. (Omitted) 2 (Omitted) 3. The register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable) of the Corporation shall be kept at the office of the transfer agent. The registration of the transfer of shares, the purchase of shares constituting less than one unit(*tan-i*) and any other matters related to the shares shall be handled by the transfer agent and not by the Corporation.	(Transfer Agent) Article 6 1. (No changes.) 2. (No changes.) 3. The register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable) of the Corporation shall be kept at the office of the transfer agent. The registration of the transfer of shares, the purchase of shares constituting less than one unit(<u>*tangen*</u>) and any other matters related to the shares shall be handled by the transfer agent and not by the Corporation.
(Share Handling Regulations) Article 7 The denomination of the share certificates of the Corporation, and the procedures for and fees for registering the transfer of shares, purchasing shares constituting less than one unit(*tan-i*) and any other matters relating to the handling of shares shall be subject to the Share Handling Regulations established by the Board of Directors.	(Share Handling Regulations) Article 7 The denomination of the share certificates of the Corporation and the procedures for, and fees for, registering the transfer of shares, purchasing shares constituting less than one unit(<u>*tangen*</u>) and any other matters relating to the handling of shares shall be subject to the Share Handling Regulations established by the Board of Directors.
(Record Date) Article 8 1. The Corporation shall, with respect to the shares issued on or before March 31 in each year, deem any shareholder (including the beneficial shareholder; hereinafter the same interpretation being applicable) entered in the final register of shareholders as of March 31 in such year to be a shareholder entitled to exercise its rights at the ordinary general meeting of shareholders for that particular accounting period. With respect to the shares issued during the period from April 1 to the date of the ordinary general meeting of shareholders, the Corporation shall deem any shareholder entered in the final register of shareholders as of the date of issue of such shares to be a shareholder entitled to exercise its rights at such ordinary general meeting of shareholders. 2. (Omitted)	(Record Date) Article 8 1. The Corporation shall, with respect to the shares issued on or before March 31 in each year, deem any shareholder (including the beneficial shareholder; hereinafter the same interpretation being applicable) entered <u>or recorded</u> in the final register of shareholders as of March 31 in such year to be a shareholder entitled to exercise its rights at the ordinary general meeting of shareholders for that particular accounting period. With respect to the shares issued during the period from April 1 to the date of the ordinary general meeting of shareholders, the Corporation shall deem any shareholder entered <u>or recorded</u> in the final register of shareholders as of the date of issue of such shares to be a shareholder entitled to exercise its rights at such ordinary general meeting of shareholders. 2. (No changes.)

Current Provisions	Proposed Amendment
CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS (Exercise of Voting Rights by Proxy) Article 12 1. (Omitted) 2. In cases where the preceding paragraph applies, the proxy shall file with the Corporation a document establishing his/her power of representation.	**CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS** (Exercise of Voting Rights by Proxy) Article 12 1. (No changes.) 2. In cases where the preceding paragraph applies, the shareholder or its proxy shall file with the Corporation a document establishing the proxy's power of representation.
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS (Election of Directors) Article 14 1. (Omitted) 2. Directors shall be elected by a majority vote of the shareholders present at the meeting who hold shares representing in aggregate not less than one-third (1/3) of the total number of the issued and outstanding shares in the Corporation. 3. (Omitted)	**CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS** (Election of Directors) Article 14 1. (No changes.) 2. Directors shall be elected by a majority vote of the shareholders present at the meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all the shareholders. 3. (No changes.)
(Newly established)	(Exemption from Liability of Directors) Article. 19 The Corporation may exempt Directors (including former Directors) from liability for their actions as stipulated in Article 266, Paragraph 1, Item 5 of the Commercial Code within the limits specified in Article 266 Paragraphs 12, 17, and 18 of the Commercial Code by resolution of the Board of Directors adopted in accordance with applicable law when such Directors were performing their duties in good faith and in the absence of gross negligence.
CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS (Number of Corporate Auditors) Article 19 The Corporation shall have no more than five (5) Corporate Auditors.	**CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS** (Number of Corporate Auditors) Article 20 The Corporation shall have no more than seven (7) Corporate Auditors.
(Election of Corporate Auditors) Article 20 1. (Omitted) 2. Corporate Auditors shall be elected by a majority vote of the shareholders present at the meeting who hold shares representing in aggregate not less than one-third (1/3) of the total number of the issued and outstanding shares in the Corporation.	(Election of Corporate Auditors) Article 21 1. (No changes.) 2. Corporate Auditors shall be elected by a majority vote of the shareholders present at the meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all the shareholders.

Current Provisions	Proposed Amendment
(Term of Office of Corporate Auditors) Article 21 1. The term of office of Corporate Auditors shall expire at the closing of the ordinary general meeting of shareholders to be held for the last fiscal year of the Corporation ending within three (3) years after their assumption of office.	(Term of Office of Corporate Auditors) Article 22 1. The term of office of Corporate Auditors shall expire at the closing of the ordinary general meeting of shareholders to be held for the last fiscal year of the Corporation ending within four (4) years after their assumption of office.
Article 22 (Omitted) Article 23 (Omitted)	Article 23 (No changes.) Article 24 (No changes.)
(Newly established)	(Exemption from Liability of Corporate Auditors) Article 25 The Corporation may exempt Corporate Auditors(including former Corporate Auditors) from liability for their actions as stipulated in Article 266 Paragraph 1 Item 5 of the Commercial Code within the limits specified in Article 266 Paragraphs 12 of the Commercial Code as applied mutatis mutandis under the provisions of Article 280 Paragraph 1 of the Commercial Code by resolution of the Board of Directors adopted in accordance with applicable law when such Corporate Auditors were performing their duties in good faith and in the absence of gross negligence.
CHAPTER VI. ACCOUNTS Article 24 (Omitted) Article 25 (Omitted) Article 26 (Omitted)	**CHAPTER VI. ACCOUNTS** Article 26 (No changes.) Article 27 (No changes.) Article 28 (No changes.)
(Convertible Bonds) Article 27 In the event that a demand is made for the conversion of convertible bonds into shares during any fiscal year, such bonds shall be deemed, for purposes of distributing profits, to have been so converted at the beginning of the fiscal year in which the said demand is made.	(Deleted)
(Newly established)	**SUPPLEMENTARY PROVISIONS** (Term of Office of Corporate Auditors) Article 1 With respect to the term of office of Corporate Auditors in office prior to the closing of the ordinary general meeting of shareholders held for the fiscal year ending in March 2003, "within four (4) years after their assumption of office" as it appears in Article 22 shall be read as "within three (3) years after their assumption of office."

Proposed Resolution 3: Election of 58 Directors due to Term Expiration

The term of all Directors will expire at the end of this shareholders' meeting. Accordingly, please elect a total of 58 Directors. The candidates for Directors are as follows:

Following are the nominees

no.	Name (birth date)	Main occupation	Brief career summary	No. of TMC shares owned
1	Hiroshi Okuda (12/29/1932)	TMC Chairman	Apr. 1955 Joined Toyota Motor Sales Co., Ltd. Jul. 1982 TMC Director Sep. 1987 TMC Managing Director Sep. 1988 TMC Senior Managing Director Sep. 1992 TMC Executive Vice President Aug. 1995 TMC President Jun. 1999 TMC Chairman	54,963
2	Iwao Isomura (12/21/1932)	TMC Vice Chairman	Apr. 1956 Joined TMC Sep. 1984 TMC Director Sep. 1988 TMC Managing Director Sep. 1990 TMC Senior Managing Director Sep. 1992 TMC Executive Vice President Jun. 1996 TMC Vice Chairman	20,300
3	Kosuke Ikebuchi (3/4/1937)	TMC Vice Chairman	Apr. 1960 Joined TMC Sep. 1988 TMC Director Sep. 1994 TMC Managing Director Jun. 1996 TMC Senior Managing Director Jun. 1999 TMC Executive Vice President Jun. 2001 TMC Vice Chairman	13,080
4	Fujio Cho (2/2/1937)	TMC President	Apr. 1960 Joined TMC Sep. 1988 TMC Director Dec. 1988 Toyota Motor Manufacturing, U.S.A., Inc. President Sep. 1994 TMC Managing Director Oct. 1994 Retired from Toyota Motor Manufacturing, U.S.A., Inc. Jun. 1996 TMC Senior Managing Director Jun. 1998 TMC Executive Vice President Jun. 1999 TMC President	22,105
5	Noritaka Shimizu (10/15/1937)	TMC Executive Vice President	Apr. 1961 Joined TMC Sep. 1990 TMC Director Jun. 1996 TMC Managing Director Jun. 1998 TMC Senior Managing Director Jun. 1999 TMC Executive Vice President	34,508
6	Yoshio Uesaka (7/10/1938)	TMC Executive Vice President	Apr. 1962 Joined TMC Sep. 1990 TMC Director Jun. 1996 TMC Managing Director Jun. 1998 TMC Senior Managing Director Jun. 2001 TMC Executive Vice President	10,521
7	Akihiko Saito (7/24/1940)	TMC Executive Vice President (General Manager, Design Center)	Apr. 1968 Joined TMC Sep. 1991 TMC Director Jun. 1996 TMC Managing Director Jun. 1998 TMC Senior Managing Director Jun. 2001 TMC Executive Vice President (Non-TMC Executive Duties) Executive Vice President of Calty Design Research, Inc.	116,757

no.	Name (birth date)	Main occupation	Brief career summary	No. of TMC shares owned
8	Ryuji Araki (1/29/1940)	TMC Executive Vice President	Apr. 1962 Joined TMC Sep. 1992 TMC Director Jun. 1997 TMC Managing Director Jun. 1999 TMC Senior Managing Director Jun. 2001 TMC Executive Vice President (Non-TMC Executive Duties) Chairman of Toyota Finance Corporation Chairman of Toyota Finance Finland Oy President of Toyota Leasing (Thailand) Co., Ltd. Chairman of Toyota Credit Canada Inc. President of Toyota Credit Argentina S.A. Chairman of Toyota Financial Services (UK) PLC Chairman of Toyota Finance Australia Ltd. President of Toyota Finance New Zealand Ltd.	108,293
9	Yoshio Ishizaka (1/9/1940)	TMC Executive Vice President	Mar. 1964 Joined Toyota Motor Sales Co., Ltd. Sep. 1992 TMC Director Jun. 1996 Toyota Motor Sales, U.S.A. Inc. President Jun. 1999 Retired from Toyota Motor Sales, U.S.A. Inc. Jun. 1999 TMC Senior Managing Director Jun. 2001 TMC Executive Vice President (Non-TMC Executive Duties) Chairman of N.V. Toyota Motor Europe Marketing & Engineering S.A.	8,810
10	Kosuke Shiramizu (8/28/1940)	TMC Executive Vice President	Apr. 1963 Joined TMC Sep. 1992 TMC Director Jun. 1997 TMC Managing Director Jun. 1999 TMC Senior Managing Director Jun. 2001 TMC Executive Vice President (Non-TMC Executive Duties) Chairman of Toyota Motor Technical Center (China) Co., Ltd. Chairman of Tianjin Toyota Forging Co., Ltd. Chairman of Tianjin Fengjin Autoparts Co., Ltd. Vice Chairman of Tianjin Toyota Motor Engine Co., Ltd.	10,000
11	Katsuaki Watanabe (2/13/1942)	TMC Executive Vice President	Apr. 1964 Joined TMC Sep. 1992 TMC Director Jun. 1997 TMC Managing Director Jun. 1999 TMC Senior Managing Director Jun. 2001 TMC Executive Vice President (Non-TMC Executive Duties) Vice Chairman of Gamagori Marine Development Co., Ltd.	11,171
12	Kazushi Iwatsuki (6/26/1941)	TMC Executive Vice President	Apr. 1964 Joined Toyota Motor Sales Co., Ltd. Sep. 1994 TMC Director Jun. 1997 Retired from TMC Director Jun. 1997 Osaka Toyopet Co., Ltd. President Jun. 1999 Retired from Osaka Toyopet Co., Ltd. President Jun. 1999 TMC Senior Managing Director Jun. 2001 TMC Executive Vice President (Non-TMC Executive Duties) President of TACTI Corporation	12,110

no.	Name (birth date)	Main occupation	Brief career summary	No. of TMC shares owned
13	Yasuhito Yamauchi (1/2/1942)	TMC Senior Managing Director (Myochi Plant General Manager)	Apr. 1968 Joined TMC Jun. 1995 TMC Director Jun. 1999 TMC Managing Director Jun. 2001 TMC Senior Managing Director (Non-TMC Executive Duties) Chairman of Siam Toyota Manufacturing Co., Ltd.	10,936
14	Zenji Yasuda (4/19/1942)	TMC Senior Managing Director	Apr. 1965 Joined TMC Jun. 1996 TMC Director Jun. 1999 TMC Managing Director Jun. 2001 TMC Senior Managing Director	19,675
15	Takashi Kamio (11/27/1942)	TMC Senior Managing Director	Apr. 1965 Joined TMC Jun. 1996 TMC Director Jun. 1999 TMC Managing Director Jun. 2001 TMC Senior Managing Director	15,100
16	Hiroyuki Watanabe (3/4/1943)	TMC Senior Managing Director (Component & System Development Center and Fuel Cell Development Center General Manger)	Apr. 1967 Joined TMC Jun. 1996 TMC Director Jun. 1999 TMC Managing Director Jun. 2001 TMC Senior Managing Director	5,315
17	Katsuhiro Nakagawa (3/11/1942)	TMC Managing Director	Apr. 1965 Joined Ministry of International Trade and Industry Jul. 1997 Ministry of International Trade and Industry Vice-Minister for International Affairs Jun. 1998 Retired from Ministry of International Trade and Industry Vice-Minister for International Affairs Jun. 2001 TMC Managing Director	5,000
18	Akio Matsubara (1/12/1942)	TMC Managing Director	Apr. 1966 Joined Toyota Motor Sales Co., Ltd. Jun. 1996 TMC Director Jun. 2001 TMC Managing Director	11,844
19	Tokuichi Uranishi (5/3/1942)	TMC Managing Director (Europe & Africa Operations Center General Manager)	Apr. 1966 Joined TMC Jun. 1996 TMC Director Jun. 2001 TMC Managing Director (Non-TMC Executive Duties) Chairman of Toyota Sweden Holding AB Chairman of Toyota Motor Finland Oy Chairman of Toyota Auto Finland Oy Vice Chairman of Bauda A/S Vice Chairman of Toyota Norge AS Chairman of Toyota Danmark A/S	15,333
20	Tsutomu Tomita (10/14/1943)	TMC Managing Director (Power Train Development Center General Manager)	Apr. 1969 Joined TMC Jun. 1996 TMC Director Jun. 2001 TMC Managing Director (Non-TMC Executive Duties) Chairman of Toyota Motorsport GmbH	36,143

no.	Name (birth date)	Main occupation	Brief career summary	No. of TMC shares owned
21	Yoshito Kato (12/9/1943)	TMC Managing Director (Honsha / Kinuura Plant General Manager)	Apr. 1969 Joined TMC Jun. 1996 TMC Director Jun. 2001 TMC Managing Director	6,700
22	Kazuo Okamoto (2/20/1944)	TMC Managing Director (Vehicle Development Center III General Manager)	Apr. 1967 Joined TMC Jun. 1996 TMC Director Jun. 2001 TMC Managing Director (Non-TMC Executive Duties) Vice Chairman of Toyota Motor Technical Center (China) Co., Ltd.	9,764
23	Shoji Kondo (12/6/1942)	TMC Managing Director (Global Purchasing Center General Manager)	Apr. 1965 Joined TMC Jun. 1997 TMC Director Jun. 2001 TMC Managing Director	8,195
24	Kyoji Sasazu (6/11/1944)	TMC Managing Director (Vista channel Operations Center General Manager)	Apr. 1967 Joined Toyota Motor Sales Co., Ltd. Jun. 1997 TMC Director Jun. 2001 TMC Managing Director	9,792
25	Mitsuo Kinoshita (1/1/1946)	TMC Managing Director	Apr. 1968 Joined TMC Jun. 1997 TMC Director Jun. 2001 TMC Managing Director (Non-TMC Executive Duties) President of OJT Solutions, Inc.	7,970
26	Toshio Mizushima (7/23/1944)	TMC Managing Director (Takaoka / Miyoshi Plant General Manager)	Apr. 1967 Joined TMC Jun. 1996 Toyota Motor Manufacturing (UK) Ltd. President Jun. 1998 TMC Director Oct. 1998 Toyota Motor Europe Manufacturing S.A. President Apr. 2001 Toyota Motor Manufacturing (UK) Ltd. Chairman Jun. 2001 Retired from Toyota Motor Europe Manufacturing S.A. President Jun. 2001 TMC Managing Director Jul. 2001 Retired from Toyota Motor Manufacturing (UK) Ltd. Chairman	5,035
27	Yasuhiko Fukatsu (1/8/1945)	TMC Managing Director (Toyota channel Operations Center General Manager / Domestic After Market Operations Center General Manager)	Apr. 1968 Joined TMC Jun. 1998 TMC Director Jun. 2001 TMC Managing Director	6,657

no.	Name (birth date)	Main occupation	Brief career summary	No. of TMC shares owned
28	Takeshi Uchiyamada (8/17/1946)	TMC Managing Director (Overseas Customer Service Operations Center General Manager)	Apr. 1969 Joined TMC Jun. 1998 TMC Director Jun. 2001 TMC Managing Director (Non-TMC Executive Duties) Japan-Toyota Accessory & Conversion Service Corporation President	8,464
29	Shoichiro Toyoda (2/27/1925)	TMC Honorary Chairman and Director	Jul. 1952 Joined TMC Jul. 1952 TMC Director Jan. 1961 TMC Managing Director Oct. 1967 TMC Senior Managing Director Dec. 1972 TMC Executive Vice President Jun. 1981 TMC Director Jun. 1981 Toyota Motor Sales Co., Ltd. President Jul. 1982 TMC President Sep. 1992 TMC Chairman Jun. 1999 TMC Honorary Chairman and Director (Non-TMC Executive Duties) Director of Toyota Central Research & Development Laboratories, Inc. Director of Genesis Research Institute, Inc. Chairman of Towa Real Estate Co., Ltd.	15,136,193
30	Toshiaki Taguchi (4/26/1941)	TMC Director (Toyota Motor North America, Inc. President)	Apr. 1964 Joined Toyota Motor Sales Co., Ltd. Sep. 1994 TMC Director Jun. 1998 TMC Managing Director Jun. 1999 TMC Senior Managing Director Jan. 2000 TMC Director Jan. 2000 Toyota Motor North America, Inc. President (Non-TMC Executive Duties) President of Toyota Motor North America, Inc. President of Toyota Motor Personnel Services, U.S.A., Inc.	11,259
31	Yoshimi Inaba (2/24/1946)	TMC Director (Toyota Motor Sales, U.S.A., Inc. President)	Apr. 1968 Joined Toyota Motor Sales Co., Ltd. Jun. 1997 TMC Director Jun. 1999 Toyota Motor Sales, U.S.A., Inc. President (Non-TMC Executive Duties) President of Toyota Motor Sales, U.S.A., Inc. President of Toyota Logistics Services, Inc. Chairman of Quality Port Processors, Inc. Executive Vice President of Toyota Motor North America, Inc. Vice President of Calty Design Research, Inc. President of TMS Mexico Investment, Inc. President of Toyota Motor Sales de Mexico, S. de R.L. de C.V. President of TMSM Servicios de Mexico, S.A. de C.V.	15,000

no.	Name (birth date)	Main occupation	Brief career summary	No. of TMC shares owned
32	Teruyuki Minoura (10/5/1943)	TMC Director (Toyota Motor Manufacturing North America, Inc. President)	Apr. 1967 Joined TMC Jun. 1998 TMC Director Jun. 1998 Toyota Motor Manufacturing North America, Inc. President (Non-TMC Executive Duties) President of Toyota Motor Manufacturing North America, Inc. Executive Vice President of Toyota Motor North America, Inc.	6,116
33	Shuhei Toyoda (6/25/1947)	TMC Director (Toyota Motor Europe Manufacturing S.A. President / Toyota Motor Europe S.A./N.V. President)	Apr. 1977 Joined TMC Jun. 1998 TMC Director Jun. 2001 TMC Managing Director Sep. 2001 TMC Director Sep. 2001 Toyota Motor Europe Manufacturing S.A. President Apr. 2002 Toyota Motor Europe S.A./N.V. President (Non-TMC Executive Duties) President of Toyota Motor Europe Manufacturing S.A. Chairman of Toyota Motor Manufacturing (UK) Ltd. President of Toyota Motor Europe S.A./N.V.	122,993
34	Masatami Takimoto (1/13/1946)	TMC Director	Apr. 1970 Joined TMC Jan. 1993 TMC Vehicle Development Center III Power Train Engineering Div. III Engine Design Dept. No.32 General Manager Jun. 1999 TMC Director	5,100
35	Shokichi Yasukawa (11/25/1946)	TMC Director (Global Strategic Production Planning Div. General Manager)	Jun. 1969 Joined TMC Jan. 1994 TMC Production Control Div. Project Planning & Management Dept. General Manager Jun. 1999 TMC Director	4,034
36	Tetsuo Hattori (12/2/1946)	TMC Director (Vehicle Development Center I General Manager / Shibetsu Vehicle Evaluation & Advanced Engineering Div. General Manager)	Apr. 1971 Joined TMC Jan. 1994 Vehicle Development Center I Chief Engineer Jun. 1999 TMC Director	5,526
37	Hiroaki Yoshida (4/9/1947)	TMC Director (Corporate IT Div. General Manager)	Apr. 1970 Joined TMC Jan. 1996 Transferred to International Digital Communication Inc. Jun. 1999 TMC Director	5,000

no.	Name (birth date)	Main occupation	Brief career summary	No. of TMC shares owned
38	Kiyoshi Nakanishi (4/2/1945)	TMC Director (Power Train Engineering Div. II General Manager)	Apr. 1970 Joined TMC Jan. 1995 TMC Vehicle Development Center II Power Train Engineering Div. II Engine Design Dept. No.21 General Manager Jun. 2000 TMC Director	5,000
39	Yukitoshi Funo (2/1/1947)	TMC Director (The Americas Operations Center General Manager)	Apr. 1970 Joined Toyota Motor Sales Co., Ltd. Jan. 1995 TMC Asia, Oceania & Middle East Planning Div. Project General Manager Jun. 2000 TMC Director	5,248
40	Takeshi Suzuki (11/18/1947)	TMC Director (Finance Div. General Manager)	Apr. 1970 Joined Toyota Motor Sales Co., Ltd. Jan. 1995 TMC Finance Div. General Manager Jun. 2000 TMC Director	5,076
41	Atsushi Niimi (7/30/1947)	TMC Director (Motomachi Plant / Tsutsumi Plant General Manager)	Apr. 1971 Joined TMC Jan. 1995 TMC Production Control Div. Project Planning & Management Dept. General Manager Jun. 2000 TMC Director	6,038
42	Akio Toyoda (5/3/1956)	TMC Director (Asia & China Operations Center General Manager / e-TOYOTA Div. General Manager)	Apr. 1984 Joined TMC Jan. 2000 Transferred to New United Motor Manufacturing, Inc. Gazoo.com Div. Project General Manager / Domestic Sales Operations Supporting Div. Team for C.S. Creation Dept. Project General Manager Jun. 2000 TMC Director (Non-TMC Executive Duties) President of Gazoo Media Service Co. Chairman of Toyota Motor Asia Pacific Pte. Ltd. Chairman of Toyota Motor (China) Ltd. Chairman of Toyota Motor Vietnam Co., Ltd.	229,891
43	Hajime Wakayama (1/27/1946)	TMC Director (Global Purchasing Center General Manager / Purchasing Div. General Manager)	Jul. 1969 Joined TMC Jan. 1995 TMC Purchasing Planning Div. General Administration Dept. General Manager Jun. 2001 TMC Director	8,635
44	Hiroshi Takada (12/22/1946)	TMC Director (Toyopet channel Operations Center General Manager)	Apr. 1969 Joined Toyota Motor Sales Co., Ltd. Jan. 1995 TMC Domestic Advertising/Marketing Div. Project General Manager Jun. 2001 TMC Director	4,050
45	Teiji Tachibana (1/18/1947)	TMC Director (Housing Planning Div. General Manager)	Apr. 1969 Joined TMC Jan. 1994 TMC Legal Div. General Manager Jun. 2001 TMC Director	5,200
46	Shinichi Sasaki (12/18/1946)	TMC Director (Hirose Plant General Manager)	Apr. 1970 Joined TMC Jan. 1995 Tsutsumi Plant Quality Control Div. General Manager Jun. 2001 TMC Director	4,010

no.	Name (birth date)	Main occupation	Brief career summary	No. of TMC shares owned
47	Kazutoshi Minami (1/6/1948)	TMC Director (Vehicle Development Center III Deputy General Manager)	Apr. 1970 Joined TMC Jan. 1995 TMC Vehicle Development Center II Vehicle Evaluation & Engineering Div. II General Manager Jun. 2001 TMC Director	6,800
48	Shin Kanada (1/10/1948)	TMC Director (Public Affairs Div. General Manager)	Apr. 1970 Joined TMC Jan. 1997 TMC International Public Affairs Div. Project General Manager Jun. 2001 TMC Director	6,578
49	Hironobu Ono (6/2/1947)	TMC Director (Electronics Engineering Div. I General Manager)	Apr. 1971 Joined TMC Jan. 1997 TMC Component & System Development Center Electronics Engineering Div. II Design Dept. No.22 General Manager Jun. 2001 TMC Director	5,600
50	Akira Okabe (9/17/1947)	TMC Director (Oceania, Middle East & Southwest Asia Operations Center General Manager)	Apr. 1971 Joined Toyota Motor Sales Co., Ltd. Jan. 1997 TMC Oceania, Middle East & Southwest Asia Div. General Manager Jun. 2001 TMC Director (Non-TMC Executive Duties) Chairman of Toyota Kirloskar Motor Ltd. Chairman of Toyota Techno Park India Private Limited	5,000
51	Yoshio Shirai (5/1/1948)	TMC Director (Vehicle Development Center II General Manager)	Apr. 1973 Joined TMC Jan. 1997 TMC Vehicle Development Center II Body Engineering Div. II General Manager Jun. 2001 TMC Director	5,000
52	Yoichiro Ichimaru (10/10/1948)	TMC Director (Corolla channel Operations Center General Manager)	Jul. 1971 Joined Toyota Motor Sales Co., Ltd. Jan. 1996 TMC Human Resources Development Div. Development Dept. No.1 General Manager Jun. 2001 TMC Director	5,068
53	Shoji Ikawa (9/1/1949)	TMC Director (Production Control Div. General Manager)	Apr. 1975 Joined TMC Jan. 1997 TMC Machines & Tools Engineering Div. General Manager Jun. 2001 TMC Director	8,736

no.	Name (birth date)	Main occupation	Brief career summary	No. of TMC shares owned
54	Masuji Arai (10/22/1947)	TMC Body Assembly Engineering Div. and Its Production Engineering Dept. General Manager)	Apr. 1970 Joined TMC Jan. 1997 TMC Body Assembly Engineering Div. General Manager and Its Project Planning Dept. General Manager Jun. 1997 TMC Body Assembly Engineering Div. and Its Project Planning Dept. General Manager Jan. 1998 TMC Body Assembly Engineering Div. General Manager Aug. 1999 TMC Body Assembly Engineering Div. and Its Technical Administration Dept. General Manager Jan. 2000 TMC Body Assembly Engineering Div. General Manager Mar. 2002 TMC Body Assembly Engineering Div. and Its Production Engineering Dept. General Manager	8,281
55	Koichi Ina (5/6/1948)	TMC Motomachi Plant Administration Div. and Overseas Production Support Dept. General Manager	Apr. 1973 Joined TMC Jan. 1998 Motomachi Plant Machining Div. General manager Jun. 1998 Motomachi Plant Administration Div. and Kaizen Promotion Dept. General Manager Jan. 2001 Motomachi Plant Administration Div. and Overseas Cooperation Dept. General Manager Apr. 2001 Motomachi Plant Administration Div. and Overseas Production Support Dept. General Manager Jun. 2001 Motomachi Plant Administration Div., Overseas Production Support Dept., and Plant Planning Div. General Manager Sep. 2001 Motomachi Plant Administration Div. and Overseas Production Support Dept. General Manager	5,000
56	Yoshikazu Amano (3/11/1949)	TMC Corporate IT Div. General Manager	Apr. 1972 Joined TMC Jan. 1998 TMC Information Systems Development Div. BPR Promotion Dept. General Manager Jun. 2000 TMC Corporate IT Div. General Manager	5,368
57	Shinichi Kawashima (10/24/1949)	TMC Toyopet channel Operations Center Toyopet channel Operations Div. General Manager	Apr. 1972 Joined Toyota Motor Sales Co., Ltd. Jan. 1998 TMC Sales Planning Div. I and Its BR Truck Sales Dept. General Manager Jan. 1999 TMC Domestic Sales Operations Supporting Div. General Manager Jan. 2001 TMC Toyopet channel Operations Center Toyopet channel Operations Div. General Manager	5,868

no.	Name (birth date)	Main occupation	Brief career summary		No. of TMC shares owned
58	Kunio Komada (1/6/1950)	TMC Oceania, Middle East & Southwest Asia Operations Center Sales & Marketing Div. General Manager	Apr. 1972	Joined Toyota Motor Sales Co., Ltd.	6,653
			Jan. 1998	Oceania, Middle East & Southwest Asia Div. Middle East & Southwest Asia Dept. General Manager	
			Jan. 1999	Oceania, Middle East & Southwest Asia Div. Middle East & Southwest Asia Dept. General Manager and Overseas Project Div. II Project General Manager	
			Jan. 2000	Oceania, Middle East & Southwest Asia Operations Center Sales & Marketing Div. Middle East & Southwest Asia Dept. General Manager	
			Jun. 2001	Oceania, Middle East & Southwest Asia Operations Center Sales & Marketing Div. General Manager	

Note: There are no special interests between each nominee and the company.

Proposed Resolution 4: Election of 1 Corporate Auditor

Please elect one new Corporate Auditor. The proposal of this resolution at this Ordinary General Shareholders' Meeting is being made with the agreement of the Board of Corporate Auditors.

Following is the nominee

Name (birth date)	Main occupation	Brief career summary		No. of TMC shares owned
Hiromu Okabe (5/19/1937)	Denso Corporation President and C.E.O.	Apr. 1960	Joined Nippondenso Co., Ltd.	none
		Mar. 1989	Nippondenso Director	
		Mar. 1995	Nippondenso Senior Managing Director	
		Jun. 1996	Nippondenso President	
		Oct. 1996	The company's name was changed to Denso Corporation	
		(Non-TMC Executive Duties) President and C.E.O. of Denso Corporation		

Note1: There are no special interests between the nominee and the company.

Note2: The nominee satisfies the qualifications of outside corporate auditors as provided in Article 18 Paragraph 1 of "Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporation."

Proposed Resolution 5: Issue of Share Acquisition Rights without Consideration to Directors and Employees, etc., of Toyota Motor Corporation and its Affiliates

Under the provisions of Articles 280-20 and 280-21 of the Commercial Code, we ask for authorization to issue share acquisition rights without consideration to directors and employees, etc., of TMC and its affiliates (i.e., the granting of stock options) in accordance with the following terms and conditions.

1. Reason for Issue of Share Acquisition Rights without Consideration

TMC will issue rights ("Share Acquisition Rights") to subscribe for or purchase shares of TMC to directors and employees, etc., of TMC and its affiliates in order to enhance enthusiasm and raise morale for improving business performance and thereby contribute to strengthen TMC's international competitiveness.

2. Summary of Terms of Issue of Share Acquisition Rights

(1) Class and Number of Shares to be Issued or Transferred upon Exercise of Share Acquisition Rights

Up to 2,200,000 shares of common stock of TMC.

If TMC splits or consolidates the shares, the number of shares to be issued or transferred upon exercise of each Share Acquisition Right shall be adjusted according to the following formula. However, such adjustment shall be made only to those shares with respect to the Share Acquisition Rights remaining unexercised at the relevant time, and any fraction less than one (1) share arising as a result of such adjustment shall be discarded.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of split (or consolidation)}$$

(2) Total Number of Share Acquisition Rights to be Issued
Up to 22,000 (the number of shares to be issued or transferred upon exercise of one Share Acquisition Right shall be 100; provided, however, that in case the number of shares is adjusted pursuant to (1) above, such adjustment shall prevail.)

(3) Issue Price of Share Acquisition Rights
No consideration shall be paid at the time of issuance of the Share Acquisition Rights.

(4) Amount to be Paid upon Exercise of Share Acquisition Rights
The amount obtained by multiplying the closing price of the TMC's common stock in regular trading on the Tokyo Stock Exchange on August 1, 2002 (if there is no transaction made on that day, then the closing price of the latest date prior to August 1, 2002 on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

If TMC splits or consolidates the shares on or after August 1, 2002, the amount to be paid shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

$$\text{Amount to be paid after adjustment} = \text{Amount to be paid before adjustment} \times \frac{1}{\text{Ratio of split (or consolidation)}}$$

In addition, if new shares are issued or treasury stock is sold at a price below the market price on or after August 1, 2002, the amount to be paid shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. However, no adjustment shall be made in case of the exercise of Share Acquisition Rights, transfer of treasury stock in accordance with a resolution of past Ordinary General Shareholders' Meetings pursuant to Paragraph 2, Article 210-2 of the former Commercial Code or exercise of the outstanding rights to subscribe for new shares.

$$\text{Amount to be paid after adjustment} = \text{Amount to be paid before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of shares newly issued} \times \text{Amount to be paid per share}}{\text{Share price before issue of new shares}}}{\text{Number of outstanding shares} + \text{Number of shares increased by issue of new shares}}$$

"Number of outstanding shares" provided for in the above formula does not include the number of shares held by TMC as treasury stock.

(5) Exercise Period of the Share Acquisition Rights
From August 1, 2004 to July 31, 2008

(6) Conditions of Exercise of Share Acquisition Rights

(i) Upon voluntary retirement, age limit retirement, employment transfer or death of a grantee of the Share Acquisition Right, the exercise of such right will be handled as follows:
- In case of voluntary retirement, age limit retirement or employment transfer: the rights granted to the grantee will be exercisable for up to 6 months following his/her voluntary retirement, age limit retirement or employment transfer.
- In case of death: the rights granted to the grantee shall become void at the time of his/her death.

(ii) Other conditions shall be provided for in the contracts to be executed between TMC and the grantees of the Share Acquisition Rights pursuant to the resolution of this Ordinary General Shareholders' Meeting and the resolution of a meeting of the Board of Directors.

(7) Events and Conditions of Cancellation of Share Acquisition Rights

(i) Share Acquisition Rights may be cancelled without consideration upon approval by an Ordinary General Shareholders' Meeting of an agendum on a merger agreement in which TMC is a company to be dissolved, or an agendum on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary.

(ii) TMC may cancel the Share Acquisition Rights without consideration if the grantee of the Share Acquisition Rights becomes no longer qualified to exercise such rights pursuant to the provision provided for in (i) or (ii) of (6) above.

(8) Restriction on Transfer of Share Acquisition Rights
Transfer of Share Acquisition Rights shall be subject to an approval of the Board of Directors.

Proposed Resolution 6: Repurchase of Shares

In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, we ask for authorization to repurchase shares of TMC common stock, up to 170 million shares and to a maximum value of 600 billion yen, based on provisions of Article 210 of the Commercial Code, with the acquisition to occur between the conclusion of this Shareholders' Meeting and the conclusion of the next Ordinary General Shareholders' Meeting.

Proposed Resolution 7: Award of Bonus Payments to Retiring Members of Directors

For the retiring five Directors, following the TMC's standard, bonus of an amount within the standard will be presented. The actual amount, time of the presentation and how it is presented, etc., would be decided by the Board of Directors. The following are the retiring Directors upon the expiration of their term of office at the conclusion of this Ordinary General Shareholders' Meeting: Executive Vice President Susumu Miyoshi, Senior Managing Director Koji Hasegawa, Managing Director Akiyoshi Watanabe, Director Tsutomu Kano and Director Katsuyuki Kamio.

Name	Brief career summary
Susumu Miyoshi	Sep. 1994 TMC Director Jun. 1998 TMC Managing Director Jun. 1999 TMC Senior Managing Director Jun. 2001 TMC Executive Vice President
Koji Hasegawa	Jun. 1995 TMC Director Jun. 1999 TMC Managing Director Jun. 2001 TMC Senior Managing Director
Akiyoshi Watanabe	Jun. 1996 TMC Director Jun. 2001 TMC Managing Director
Tsutomu Kano	Jun. 1999 TMC Director
Katsuyuki Kamio	Jun. 1999 TMC Director

Memo

Exhibit 2

[Translation]

To Whom It May Concern:

June 24, 2002
Toyota Motor Corporation
(Toyota Jidosha Kabushiki Kaisha)
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice Concerning Dissolution of a Subsidiary of TMC

We hereby notify you that at the meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on June 24, 2002, TMC decided to dissolve Life Enrichment Technology & Systems Corp. ("LETS"), a wholly-owned subsidiary of TMC, as follows.

1. Facts about LETS

Location:	3001, Rikumae-cho, Meito-ku, Nagoya, Aichi Prefecture
Representative:	Tomomi Kishi (dispatched from TMC)
Shareholders' equity:	JPY 390,000,000
Ownership structure:	TMC 100%
Description of business:	Development and sales of odorless portable toilet "MIRACLET"

2. Factors which led to dissolution

Since October 1999, LETS began selling an odorless portable toilet called "MIRACLET". However, as the business performance of LETS continued to fall substantially below the initial plan, and there is no prospect of reconstructing the company, TMC decided to wind-up LETS. In order to assure customers, after-sales service and sales of MIRACLET inventories will be succeeded by AISIN SEIKI CO., LTD. which has abundant experience in the field of nursing care.

3. Schedule for winding-up

The winding-up procedure is scheduled to begin in or after July 2002.

4. Anticipated effect on TMC's consolidated sales and profits

The anticipated effect on TMC's business performance will be minor.

Exhibit 3

(TRANSLATION)

June 26, 2002

To All Shareholders:

Fujio Cho, President
TOYOTA MOTOR CORPORATION
1,Toyota-cho, Toyota city, Aichi Prefecture

Notice of Resolution of FY 2002 Ordinary General Shareholders' Meeting

Dear Shareholder,

We hereby notify you that, at the FY2002 Ordinary General Shareholders' Meeting of TOYOTA MOTOR CORPORATION "TMC" held as of today, the meeting agenda have been reported and resolved as provided below.

Sincerely yours,

Fujio Cho

Reports:

Reports on Business Review, Balance Sheet, and Statement of Income for the FY2002 term (covering April 1, 2001 through March 31, 2002)

Substance of the above financial statements has been reported.

Resolutions:

Proposed Resolution 1: Approval of Proposed Appropriation of Retained Earnings for FY 2002

This resolution has been approved and adopted as proposed, to distribute 15 yen per share to the shareholders for the year-end dividend.
Combined with the interim dividend, this will result in total shareholder dividends for the fiscal year ended March 31, 2002 of 28 yen per share.

Proposed Resolution 2: Amendment of the Articles of Incorporation

This resolution has been approved and adopted as proposed.
The substance of the amendment appears in pages 5 – 8.

Proposed Resolution 3: Election of 58 Directors due to Term Expiration

This resolution has been approved and adopted as proposed, and 53 persons, Messrs. Hiroshi Okuda, Iwao Isomura, Kosuke Ikebuchi, Fujio Cho, Noritaka Shimizu, Yoshio Uesaka, Akhiko Saito, Ryuji Araki, Yoshio Ishizaka, Kosuke Shiramizu, Katsuaki Watanabe, Kazushi Iwatsuki, Yasuhito Yamauchi, Zenji Yasuda, Takashi Kamio, Hiroyuki Watanabe, Katsuhiro Nakagawa, Akio Matsubara, Tokuichi Uranishi, Tsutomu Tomita, Yoshito Kato, Kazuo Okamoto, Shoji Kondo, Kyoji Sasazu, Mitsuo Kinoshita, Toshio Mizushima, Yasuhiko Fukatsu, Takeshi, Uchiyamada, Shoichiro Toyoda, Toshiaki Taguchi, Yoshimi Inaba, Teruyuki Minoura, Shuhei Toyoda, Masatami Takimoto, Shokichi Yasukawa, Tetsuo Hattori, Hiroaki Yoshida, Kiyoshi Nakanishi, Yukitoshi Funo, Takeshi Suzuki, Atsushi Niimi, Akio Toyoda, Hajime Wakayama, Hiroshi Takada, Teiji Tachibana, Shinichi Sasaki, Kazutoshi Minami, Shin Kanada, Hironobu Ono, Akira Okabe, Yoshio Shirai, Yoichiro Ichimaru and Shoji Ikawa have been reelected and 5 persons, Messrs. Masuji Arai, Koichi Ina, Yoshikazu Amano, Shinichi Kawashima and Kunio Komada have been newly elected as Directors, and each has assumed his office.

Proposed Resolution 4: Election of 1 Corporate Auditor

This resolution has been approved and adopted as proposed, and Mr. Hiromu Okabe has been newly elected as Corporate Auditor, and assumed his office.
Mr. Hiromu Okabe satisfies the qualifications of outside corporate auditor as provided in Article 18 Paragraph 1 of "Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporation."

Proposed Resolution 5: Issue of Share Acquisition Rights without Consideration to Directors and Employees, etc., of Toyota Motor Corporation and its Affiliates

This resolution has been approved and adopted as proposed to issue share acquisition rights without consideration to directors and employees, etc., of TMC and its affiliates under the provisions of Article 280-20 and 280-21 of the Commercial Code (i.e., the granting of stock options) in accordance with the following terms and conditions.

1. Reason for Issue of Share Acquisition Rights without Consideration
TMC will issue rights ("Share Acquisition Rights") to subscribe for or purchase shares of TMC to directors and employees, etc., of TMC and its affiliates in order to enhance enthusiasm and raise morale for improving business performance and thereby contribute to strengthen TMC's international competitiveness.

2. Summary of Terms of Issue of Share Acquisition Rights

(1) Class and Number of Shares to be Issued or Transferred upon Exercise of Share Acquisition Rights

Up to 2,200,000 shares of common stock of TMC.

If TMC splits or consolidates the shares, the number of shares to be issued or transferred upon exercise of each Share Acquisition Right shall be adjusted according to the following formula. However, such adjustment shall be made only to those shares with respect to the Share Acquisition Rights remaining unexercised at the relevant time, and any fraction less than one (1) share arising as a result of such adjustment shall be discarded.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of split (or consolidation)}$$

(2) Total Number of Share Acquisition Rights to be Issued
Up to 22,000 (the number of shares to be issued or transferred upon exercise of one Share Acquisition Right shall be 100; provided, however, that in case the number of shares is adjusted pursuant to (1) above, such adjustment shall prevail.)

(3) Issue Price of Share Acquisition Rights
No consideration shall be paid at the time of issuance of the Share Acquisition Rights.

(4) Amount to be Paid upon Exercise of Share Acquisition Rights
The amount obtained by multiplying the closing price of the TMC's common stock in regular trading on the Tokyo Stock Exchange on August 1, 2002 (if there is no

transaction made on that day, then the closing price of the latest date prior to August 1, 2002 on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

If TMC splits or consolidates the shares on or after August 1, 2002, the amount to be paid shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

$$\text{Amount to be paid after adjustment} = \text{Amount to be paid before adjustment} \times \frac{1}{\text{Ratio of split (or consolidation)}}$$

In addition, if new shares are issued or treasury stock is sold at a price below the market price on or after August 1, 2002, the amount to be paid shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. However, no adjustment shall be made in case of the exercise of Share Acquisition Rights, transfer of treasury stock in accordance with a resolution of past Ordinary General Shareholders' Meetings pursuant to Paragraph 2, Article 210-2 of the former Commercial Code or exercise of the outstanding rights to subscribe for new shares.

$$\text{Amount to be paid after adjustment} = \text{Amount to be paid before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of shares newly issued} \times \text{Amount to be paid per share}}{\text{Share price before issue of new shares}}}{\text{Number of outstanding shares} + \text{Number of shares increased by issue of new shares}}$$

"Number of outstanding shares" provided for in the above formula does not include the number of shares held by TMC as treasury stock.

(5) Exercise Period of the Share Acquisition Rights
From August 1, 2004 to July 31, 2008

(6) Conditions of Exercise of Share Acquisition Rights
(i) Upon voluntary retirement, age limit retirement, employment transfer or death of a grantee of the Share Acquisition Right, the exercise of such right will be handled as follows:
- In case of voluntary retirement, age limit retirement or employment transfer: the rights granted to the grantee will be exercisable for up to 6 months following his/her voluntary retirement, age limit retirement or employment transfer.
- In case of death: the rights granted to the grantee shall become void at the time of his/her death.

(ii) Other conditions shall be provided for in the contracts to be executed between TMC and the grantees of the Share Acquisition Rights pursuant to the resolution of this Ordinary General Shareholders' Meeting and the resolution of a meeting of the Board of Directors.

(7) Events and Conditions of Cancellation of Share Acquisition Rights
(i) Share Acquisition Rights may be cancelled without consideration upon approval by an Ordinary General Shareholders' Meeting of an agendum on a merger agreement in which TMC is a company to be dissolved, or an agendum on a

share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary.

(ii) TMC may cancel the Share Acquisition Rights without consideration if the grantee of the Share Acquisition Rights becomes no longer qualified to exercise such rights pursuant to the provision provided for in (i) or (ii) of (6) above.

(8) Restriction on Transfer of Share Acquisition Rights
Transfer of Share Acquisition Rights shall be subject to an approval of the Board of Directors.

Proposed Resolution 6: Repurchase of Shares

This resolution has been approved and adopted as proposed, to repurchase shares of TMC common stock, up to 170 million shares and to a maximum value of 600 billion yen, based on provisions of Article 210 of the Commercial Code, with the acquisition to occur between the conclusion of this Shareholders' Meeting and the conclusion of the next Ordinary General Shareholders' Meeting, in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

Proposed Resolution 7: Award of Bonus Payments to Retiring Members of Directors

This resolution has been approved and adopted as proposed to present bonus, pursuant to TMC's standard, to the retiring five Directors, Messers. Susumu Miyoshi, Koji Hasegawa, Akiyoshi Watanabe, Tsutomu Kano and Katsuyuki Kamio within the standard in order reward their service. The actual amount, time of the presentation and how it is presented, etc., would be decided by the Board of Directors.

The content of the amendments to the Article of Incorporation

(Amended parts are underlined.)

Before Amendment	After Amendment
CHAPTER II. SHARES (Total Number of Authorized Shares, Par Value of Par Value Shares, Number of Shares Constituting One Unit(*tan-i*) and Repurchase and Cancellation of Issued Shares) Article 5 1. The total number of shares authorized to be issued by the Corporation shall be ten billion (10,000,000,000), and the par value of each par value share shall be fifty (50) yen; provided, however, that, in the event the Corporation repurchases and cancels any of its issued shares, the total number of such authorized shares shall be reduced by the number of such repurchased and cancelled shares accordingly. 2. The number of shares constituting one unit(*tan-i*) of shares of the Corporation shall be one hundred (100). 3. The Corporation may, by a resolution of the Board of Directors, repurchase any of its issued shares for purposes of cancellation using its distributable profits; provided, however, that the total number of such shares repurchased shall not exceed three hundred seventy million (370,000,000). (Newly established)	**CHAPTER II. SHARES** (Total Number of Authorized Shares, Number of Shares Constituting One Unit(*tangen*), and Non-Issuance of Share Certificates for Less than a Unit(*tangen*) of Shares) Article 5 1. The total number of shares authorized to be issued by the Corporation shall be ten billion (10,000,000,000). Provided, however, that in the event the Corporation repurchases and cancels any of its issued shares, the total number of such authorized shares shall be reduced by the number of such repurchased and cancelled shares accordingly. 2. The number of shares constituting one unit (*tangen*) of shares of the Corporation shall be one hundred (100). (Deleted) 3. The Corporation shall not issue share certificates for shares less than one unit(*tangen*) of shares. Provided, however, that this provision shall not apply if the Share Handling Regulations established by the Board of Directors provide otherwise.
(Transfer Agent) Article 6 1. (Omitted) 2 (Omitted) 3. The register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable) of the Corporation shall be kept at the office of the transfer agent. The registration of the transfer of shares, the purchase of shares constituting less than one unit(*tan-i*) and any other matters related to the shares shall be handled by the transfer agent and not by the Corporation.	(Transfer Agent) Article 6 1. (No changes.) 2. (No changes.) 3. The register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable) of the Corporation shall be kept at the office of the transfer agent. The registration of the transfer of shares, the purchase of shares constituting less than one unit(*tangen*) and any other matters related to the shares shall be handled by the transfer agent and not by the Corporation.

Before Amendment	After Amendment
(Share Handling Regulations) Article 7 The denomination of the share certificates of the Corporation, and the procedures for and fees for registering the transfer of shares, purchasing shares constituting less than one unit(*tan-i*) and any other matters relating to the handling of shares shall be subject to the Share Handling Regulations established by the Board of Directors. (Record Date) Article 8 1. The Corporation shall, with respect to the shares issued on or before March 31 in each year, deem any shareholder (including the beneficial shareholder; hereinafter the same interpretation being applicable) entered in the final register of shareholders as of March 31 in such year to be a shareholder entitled to exercise its rights at the ordinary general meeting of shareholders for that particular accounting period. With respect to the shares issued during the period from April 1 to the date of the ordinary general meeting of shareholders, the Corporation shall deem any shareholder entered in the final register of shareholders as of the date of issue of such shares to be a shareholder entitled to exercise its rights at such ordinary general meeting of shareholders. 2. (Omitted)	(Share Handling Regulations) Article 7 The denomination of the share certificates of the Corporation and the procedures for, and fees for, registering the transfer of shares, purchasing shares constituting less than one unit(*tangen*) and any other matters relating to the handling of shares shall be subject to the Share Handling Regulations established by the Board of Directors. (Record Date) Article 8 1. The Corporation shall, with respect to the shares issued on or before March 31 in each year, deem any shareholder (including the beneficial shareholder; hereinafter the same interpretation being applicable) entered or recorded in the final register of shareholders as of March 31 in such year to be a shareholder entitled to exercise its rights at the ordinary general meeting of shareholders for that particular accounting period. With respect to the shares issued during the period from April 1 to the date of the ordinary general meeting of shareholders, the Corporation shall deem any shareholder entered or recorded in the final register of shareholders as of the date of issue of such shares to be a shareholder entitled to exercise its rights at such ordinary general meeting of shareholders. 2. (No changes.)
CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS (Exercise of Voting Rights by Proxy) Article 12 1. (Omitted) 2. In cases where the preceding paragraph applies, the proxy shall file with the Corporation a document establishing his/her power of representation.	**CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS** (Exercise of Voting Rights by Proxy) Article 12 1. (No changes.) 2. In cases where the preceding paragraph applies, the shareholder or its proxy shall file with the Corporation a document establishing the proxy's power of representation.

Before Amendment	After Amendment
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS (Election of Directors) Article 14 1. (Omitted) 2. Directors shall be elected by a majority vote of the shareholders present at the meeting who hold shares representing in aggregate not less than one-third (1/3) of the total number of the issued and outstanding shares in the Corporation. 3. (Omitted)	**CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS** (Election of Directors) Article 14 1. (No changes.) 2. Directors shall be elected by a majority vote of the shareholders present at the meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all the shareholders. 3. (No changes.)
(Newly established)	(Exemption from Liability of Directors) Article. 19 The Corporation may exempt Directors (including former Directors) from liability for their actions as stipulated in Article 266, Paragraph 1, Item 5 of the Commercial Code within the limits specified in Article 266 Paragraphs 12, 17, and 18 of the Commercial Code by resolution of the Board of Directors adopted in accordance with applicable law when such Directors were performing their duties in good faith and in the absence of gross negligence.
CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS (Number of Corporate Auditors) Article 19 The Corporation shall have no more than five (5) Corporate Auditors.	**CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS** (Number of Corporate Auditors) Article 20 The Corporation shall have no more than seven (7) Corporate Auditors.
(Election of Corporate Auditors) Article 20 1. (Omitted) 2. Corporate Auditors shall be elected by a majority vote of the shareholders present at the meeting who hold shares representing in aggregate not less than one-third (1/3) of the total number of the issued and outstanding shares in the Corporation.	(Election of Corporate Auditors) Article 21 1. (No changes.) 2. Corporate Auditors shall be elected by a majority vote of the shareholders present at the meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all the shareholders.
(Term of Office of Corporate Auditors) Article 21 1. The term of office of Corporate Auditors shall expire at the closing of the ordinary general meeting of shareholders to be held for the last fiscal year of the Corporation ending within three (3) years after their assumption of office.	(Term of Office of Corporate Auditors) Article 22 1. The term of office of Corporate Auditors shall expire at the closing of the ordinary general meeting of shareholders to be held for the last fiscal year of the Corporation ending within four (4) years after their assumption of office.
Article 22 (Omitted)	Article 23 (No changes.)

Before Amendment	After Amendment
Article 23 (Omitted)	Article 24 (No changes.)
(Newly established)	(Exemption from Liability of Corporate Auditors) Article 25 The Corporation may exempt Corporate Auditors(including former Corporate Auditors) from liability for their actions as stipulated in Article 266 Paragraph 1 Item 5 of the Commercial Code within the limits specified in Article 266 Paragraphs 12 of the Commercial Code as applied mutatis mutandis under the provisions of Article 280 Paragraph 1 of the Commercial Code by resolution of the Board of Directors adopted in accordance with applicable law when such Corporate Auditors were performing their duties in good faith and in the absence of gross negligence.
CHAPTER VI. ACCOUNTS	**CHAPTER VI. ACCOUNTS**
Article 24 (Omitted)	Article 26 (No changes.)
Article 25 (Omitted)	Article 27 (No changes.)
Article 26 (Omitted)	Article 28 (No changes.)
(Convertible Bonds) Article 27 In the event that a demand is made for the conversion of convertible bonds into shares during any fiscal year, such bonds shall be deemed, for purposes of distributing profits, to have been so converted at the beginning of the fiscal year in which the said demand is made.	(Deleted)
(Newly established)	**SUPPLEMENTARY PROVISIONS** (Term of Office of Corporate Auditors) Article 1 With respect to the term of office of Corporate Auditors in office prior to the closing of the ordinary general meeting of shareholders held for the fiscal year ending in March 2003, "within four (4) years after their assumption of office" as it appears in Article 22 shall be read as "within three (3) years after their assumption of office."

At the meeting of the Board of Directors held after the conclusion of this Shareholders' Meeting, the following Directors have been elected as Directors with special title, and each has assumed his office:

Mr. Hiroshi Okuda as Chairman of the Board, Mr. Iwao Isomura and Mr. Kosuke Ikebuchi as Vice Chairmen of the Board, Mr. Fujio Cho as President, Messrs. Noritaka Shimizu, Yoshio Uesaka, Akihiko Saito, Ryuji Araki, Yoshio Ishizaka, Kosuke Shiramizu, Katsuaki Watanabe and Kazushi Iwatsuki as Executive Vice Presidents, Messrs. Yasuhito Yamauchi, Zenji Yasuda, Takashi Kamio, Hiroyuki Watanabe and Katsuhiro Nakagawa as Senior Managing Directors, and Messrs. Akio Matsubara, Tokuichi Uranishi, Tsutomu Tomita, Yoshito Kato, Kazuo Okamoto, Shoji Kondo, Kyoji Sasazu, Mitsuo Kinoshita, Teruyuki Minoura, Toshio Mizushima, Yasuhiko Fukatsu, Takeshi Uchiyamada, Masatami Takimoto and Akio Toyoda as Managing Directors, and Mr. Shoichiro Toyoda as Honorary Chairman and Director.

In addition, Messrs. Hiroshi Okuda, Chairman of the Board, Iwao Isomura and Kosuke Ikebuchi, Vice Chairmen of the Board, Fujio Cho, President, Noritaka Shimizu, Yoshio Uesaka, Akihiko Saito, Ryuji Araki, Yoshio Ishizaka, Kosuke Shiramizu, Katsuaki Watanabe and Kazushi Iwatsuki, Executive Vice Presidents, have been elected as Representative Directors, and each assumed his office.

The new formation of the officers of TMC is as follows:

Chairman of the Board	Hiroshi Okuda	Director	Toshiaki Taguchi
Vice Chairman	Iwao Isomura	Director	Yoshimi Inaba
Vice Chairman	Kosuke Ikebuchi	Director	Shuhei Toyoda
President	Fujio Cho	Director	Shokichi Yasukawa
Executive Vice President	Noritaka Shimizu	Director	Tetsuo Hattori
Executive Vice President	Yoshio Uesaka	Director	Hiroaki Yoshida
Executive Vice President	Akihiko Saito	Director	Kiyoshi Nakanishi
Executive Vice President	Ryuji Araki	Director	Yukitoshi Funo
Executive Vice President	Yoshio Ishizaka	Director	Takeshi Suzuki
Executive Vice President	Kosuke Shiramizu	Director	Atsushi Niimi
Executive Vice President	Katsuaki Watanabe	Director	Hajime Wakayama
Executive Vice President	Kazushi Iwatsuki	Director	Hiroshi Takada
Senior Managing Director	Yasuhito Yamauchi	Director	Teiji Tachibana
Senior Managing Director	Zenji Yasuda	Director	Shinichi Sasaki
Senior Managing Director	Takashi Kamio	Director	Kazutoshi Minami
Senior Managing Director	Hiroyuki Watanabe	Director	Shin Kanada
Senior Managing Director	Katsuhiro Nakagawa	Director	Hironobu Ono
Managing Director	Akio Matsubara	Director	Akira Okabe
Managing Director	Tokuichi Uranishi	Director	Yoshio Shirai
Managing Director	Tsutomu Tomita	Director	Yoichiro Ichimaru
Managing Director	Yoshito Kato	Director	Shoji Ikawa
Managing Director	Kazuo Okamoto	Director	Masuji Arai
Managing Director	Shoji Kondo	Director	Koichi Ina
Managing Director	Kyoji Sasazu	Director	Yoshikazu Amano
Managing Director	Mitsuo Kinoshita	Director	Shinichi Kawashima
Managing Director	Teruyuki Minoura	Director	Kunio Komada
Managing Director	Toshio Mizushima	Full-time Corporate Auditor	Terukazu Inoue
Managing Director	Yasuhiko Fukatsu	Full-time Corporate Auditor	Hideaki Miyahara
Managing Director	Takeshi Uchiyamada	Full-time Corporate Auditor	Yoshiaki Muramatsu
Managing Director	Masatami Takimoto	Corporate Auditor	Yoshitoshi Toyoda
Managing Director	Akio Toyoda	Corporate Auditor	Yasutaka Okamura
Honorary Chairman and Director	Shoichiro Toyoda	Corporate Auditor	Hiromu Okabe

---

Mr. Susumu Miyoshi, former Executive Vice President, who retired upon the expiration of term of office at the close of this Shareholders' Meeting, has assumed his office as Senior Advisor to the Board.

Exhibit 4

(Translation)

To Whom It May Concern:

June 26, 2002
Toyota Motor Corporation
(Toyota Jidosha Kabushiki Kaisha)
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice Concerning Granting Stock Option (Share Acquisition Rights)

At its meeting held on June 26, 2002, the Board of Directors of Toyota Motor Corporation ("TMC") determined the details of the terms and conditions of issuance of share acquisition rights ("Share Acquisition Rights") for the purpose of granting stock options, pursuant to Article 280-20 and Article 280-21 of the Commercial Code, which was approved at its FY2002 Ordinary General Shareholders' Meeting held on June 26, 2002 and we hereby inform you as follows.

The amount to be paid upon the exercise of share acquisition rights and other undetermined matters are scheduled to be determined on August 1, 2002, on which the share acquisition rights are to be issued.

1. Date of Issuance of Share Acquisition Rights

   Scheduled to be issued on August 1, 2002

2. Total Number of Share Acquisition Rights to be Issued

   18,760 (the number of shares to be issued or transferred upon exercise of one Share Acquisition Right is 100)

3. Issue Price of Share Acquisition Rights

   No consideration will be paid at the time of issuance of the Share Acquisition Rights.

4. Class and Number of Shares to be Issued or Transferred upon Exercise of Share Acquisition Rights

   1,876,000 shares of common stock of TMC

5. Amount to be Paid upon Exercise of Share Acquisition Rights

   Undetermined. (The amount obtained by multiplying the closing price of TMC's common stock in regular trading on the Tokyo Stock Exchange on August 1, 2002 (if there is no transaction made on that day, then the closing price of the latest date prior to August 1, 2002 on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.)

6. Aggregate Amount of Issue Price of the Shares to be Issued upon the Exercise of the Share Acquisition Rights

   Undetermined.

7. Exercise Period of the Share Acquisition Rights

   From August 1, 2004 to July 31, 2008

8. Conditions of Exercise of Share Acquisition Rights

   (i) Upon voluntary retirement, age limit retirement, employment transfer or death of a grantee of the Share Acquisition Rights, the exercise of such rights will be handled as follows:

   - In case of voluntary retirement, age limit retirement or employment transfer: the rights granted to the grantee will be exercisable for up to six months following his/her voluntary retirement, age limit retirement or employment transfer.
   - In case of death: the rights granted to the grantee shall become void at the time of his/her death.

   (ii) Other conditions shall be provided for in the contracts to be executed between TMC and the grantees of the Share Acquisition Rights pursuant to the resolution of the Ordinary General Shareholders' Meeting of this year and the resolution of a meeting of the Board of Directors.

9. Portion of Issue Price of the Share Certificates Issued upon the Exercise of Share Acquisition Rights Not to be Transferred to Capital

   The portion of the issue price of new shares not transferred to capital shall be 50% of the issue price and any fraction less than one (1) yen arising from such calculation shall be discarded.

10. Matter concerning Transfer of Share Acquisition Rights

   Transfer of Share Acquisition Rights shall be subject to the approval of the Board of Directors.

11. Number of Share Acquisition Rights to be Granted and Number of Grantees Thereof

Number of Grantees (persons)	Number of Share Acquisition Rights to be Granted per Grantee	Total Number of Share Acquisition Rights to be Granted
Directors/Executive Technical Advisors (61)	100 – 200	8,550
Employees (432)	20	8,640
Executives of overseas affiliated companies (61)	20-100	1,570
Total (554)	-	18,760

[Reference]

(1) Date on which the Board of Directors resolved to propose the issue of Share Acquisition Rights to the Ordinary General Shareholders' Meeting

May 13, 2002

(2) Date on which the issue of Share Acquisition Rights was adopted by the Ordinary General Shareholders' Meeting

June 26, 2002

# # #

Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
(0565) 23-1520~4 (Head Office)
(052) 952-3461~3 (Nagoya)